805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2021

<u>Via Electronic Filing</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2021

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq ISE, LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/2021	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42nd Street, New York, NY

21000472

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301.978.8400 / Fax: 301.978.8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Cayne — Associate Vice President, Principal Associate General Counsel — 301.978.8493
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2020
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 11/16/2004 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2021 (MM/DD/YY) — John A. Zecca for Nasdaq ISE, LLC (Name of applicant)

By: [signature] Digitally signed by John Zecca DN: cn=John Zecca, o=Nasdaq, Inc., ou=Office of General Counsel, email=john.zecca@nasdaq.com, c=US Date: 2021.06.29 15:40:53 -04'00' — John A. Zecca, EVP, Chief Legal Officer

(Signature) (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________, _________ by __________________
(Month) (Year) (Notary Public)

My Commission expires _______________ County of __________________ State of ___________________

Based upon relief from Commission staff and difficulties arising from COVID-19, Nasdaq ISE, LLC is making this filing without notarization.

Nasdaq ISE, LLC

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at https://listingcenter.nasdaq.com/rulebook/ise/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at https://listingcenter.nasdaq.com/rulebook/ise/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 04/29/2021)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/16/2021)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at **https://www.nasdaq.com/solutions/nasdaq-ise**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

Not applicable.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq ISE, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2020 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1120193/000112019321000011/ndaq-20201231.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

International Securities Exchange Holdings, Inc. ("ISE Holdings") is the sole shareholder of Nasdaq ISE, LLC, a Delaware corporation. ISE Holdings is, in turn, wholly owned by Nasdaq, Inc. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq ISE, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at https://listingcenter.nasdaq.com/rulebook/ise/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq ISE, LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT C

Subsidiaries and Affiliates of the Exchange. *

As of April 29, 2021

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc
3. Boston Stock Exchange Clearing Corporation
4. Channel Capital Group Inc. (merged 12/2020)
5. Cinnober Americas Inc.
6. Consolidated Securities Source LLC
7. Content Services, LLC
8. Copeland Markets LLC (established 02/2021)
9. Curzon Street Acquisition, LLC
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. ETC Acquisition Corp.
13. eVestment Alliance Holdings, Inc.
14. eVestment Alliance Holdings, LLC
15. eVestment Alliance, LLC
16. eVestment, Inc.
17. ExactEquity, LLC
18. Execution Access, LLC
19. FinQloud LLC
20. FINRA/Nasdaq Trade Reporting Facility LLC
21. FRAMLxchange Inc. (acquired 02/2021)
22. FTEN, Inc.
23. Fundspire, Inc. (merged 03/2021)
24. Global Network Content Services, LLC
25. GlobeNewswire, Inc.
26. Granite Redux, Inc.
27. GraniteBlock, Inc.
28. Inet Futures Exchange, LLC
29. International Securities Exchange Holdings, Inc.
30. ISE ETF Ventures LLC
31. Kleos Managed Services Holdings, LLC
32. Kleos Managed Services, L.P.
33. Longitude LLC
34. Nasdaq BX, Inc.
35. Nasdaq Capital Markets Advisory LLC
36. Nasdaq Commodities Clearing LLC
37. Nasdaq Corporate Services, LLC
38. Nasdaq Corporate Solutions, LLC
39. NASDAQ Energy Futures, LLC
40. Nasdaq Execution Services, LLC
41. NASDAQ Futures, Inc.
42. Nasdaq GEMX, LLC
43. NASDAQ Global, Inc.
44. Nasdaq, Inc.
45. Nasdaq Governance Solutions, Inc.
46. Nasdaq Information, LLC
47. Nasdaq International Market Initiatives, Inc.
48. Nasdaq MRX, LLC
49. NASDAQ OMX (San Francisco) Insurance LLC
50. NASDAQ OMX BX Equities LLC

51. Nasdaq PHLX LLC
52. Nasdaq SPS, LLC
53. Nasdaq Technology Services, LLC
54. Norway Acquisition LLC
55. NPM Securities, LLC
56. OneReport, Inc.
57. Operations & Compliance Network, LLC
58. Public Plan IQ Limited Liability Company
59. SecondMarket Labs, LLC
60. SecondMarket Solutions, Inc.
61. SMTX, LLC
62. Solovis, Inc.
63. Strategic Financial Solutions, LLC
64. Sybenetix Inc.
65. The Center for Board Evaluations, Inc.
66. The Nasdaq Options Market LLC
67. The NASDAQ Private Market, LLC
68. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
69. The Stock Clearing Corporation of Philadelphia
70. U.S. Exchange Holdings, Inc.
71. Verafin AcquisitionCo LLC (02/2021)
72. Verafin USA, Inc. (02/2021)

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd.
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. BoardVantage (UK) Limited
6. Cinetics AB (merged 09/2020)
7. Cinnober AB (merged 09/2020)
8. Cinnober Financial Technology AB
9. Cinnober Financial Technology North AB (merged 09/2020)
10. Curzon Street Holdings Limited
11. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.)
12. Ensoleillement Inc.
13. eVestment Alliance (UK) Limited
14. eVestment Alliance Australia Pty Ltd
15. eVestment Alliance Hong Kong Limited
16. HXSquare (28.57% owned, directly or indirectly, by Nasdaq, Inc.)
17. Indxis Ltd
18. Irisium AB (merged 09/2020)
19. Irisium Ltd (40% owned, directly or indirectly, by Nasdaq, Inc.)
20. LLC "SYBENETIX UKRAINE"
21. Longitude S.A.
22. Marketwire China Holding (HK) Ltd.
23. Minium Financial Technology AB (09/2020)
24. Minium Financial Technology Ltd
25. Nasdaq (Asia Pacific) Pte. Ltd.
26. Nasdaq AB
27. Nasdaq Australia Holding Pty Ltd
28. Nasdaq Canada Inc.
29. Nasdaq Clearing AB
30. Nasdaq Copenhagen A/S
31. Nasdaq Corporate Solutions (India) Private Limited
32. Nasdaq Corporate Solutions International Limited
33. Nasdaq CSD SE
34. Nasdaq CXC Limited
35. Nasdaq Exchange and Clearing Services AB
36. Nasdaq France SAS
37. Nasdaq Germany GmbH
38. Nasdaq Helsinki Ltd
39. Nasdaq Holding AB
40. Nasdaq Holding Denmark A/S
41. Nasdaq Holding Luxembourg Sárl
42. Nasdaq Iceland hf.
43. Nasdaq International Ltd
44. Nasdaq Korea Ltd.
45. Nasdaq Ltd
46. Nasdaq NLX Limited
47. Nasdaq Nordic Ltd
48. NASDAQ OMX Europe Ltd
49. Nasdaq Oslo ASA
50. Nasdaq Pty Ltd
51. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
52. Nasdaq Spot AB (established 12/2020)
53. Nasdaq Stockholm AB
54. Nasdaq Tallin AS

55. Nasdaq Technology (Japan) Ltd
56. Nasdaq Technology AB
57. Nasdaq Technology Canada Inc. (merged 12/2020)
58. Nasdaq Technology Energy Systems AS
59. Nasdaq Technology Italy Srl
60. Nasdaq Teknoloji Servisi Limited Sirketi
61. Nasdaq Treasury AB
62. Nasdaq Vilnius Services UAB
63. Nasdaq Wizer Solutions AB
64. Nasdaq Wizer Vilnius UAB
65. OMX Netherlands B.V.
66. OMX Netherlands Holding B.V.
67. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
68. OMX Treasury Euro Holding AB
69. PerTrac Financial Solutions Hong Kong Limited (liquidated 11/2020)
70. Quandl, Inc.
71. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
72. Shareholder.com B.V.
73. Simplitium Ltd
74. Simplitium Services Ltd (divested 2/2020)
75. SMARTS (Asia) Ltd (merged 11/2020)
76. SMARTS Broker Compliance Pty Ltd
77. SMARTS Market Surveillance Pty Ltd
78. Sybenetix Limited
79. TopQ Software Limited
80. Verafin Solutions ULC (established 02/2021)
81. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

Nasdaq ISE, LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	160
Investments	-
Total Receivables - Net	183,465
Current restricted Cash and Cash equivalents	-
Other Current Assets	310,251
Margin Deposits & Default Fund	-
Total Current Assets	**493,875**
Long Term Assets:	
Total Property and Equipment - Net	111,344
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	46,524
Right of use asset	-
Total Long Term Assets	**1,081,431**
Total Assets	**1,575,307**
LIABILITIES	
Total AP and Accrued Expenses	25,902
SEC 31a Payable to the SEC	188,697
Accrued Personnel Costs	53,485
Deferred Revenue	28,554
Lease liability - current	-
Other Accrued Liabilities	34,704
Current Liabilities	**331,342**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	42,288
Lease liability - non current	-
All Other Long Term Liabilities	3,223
Long Term Liabilities	**45,510**
Total Liabilities	**376,852**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	288,624
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,198,454**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,198,454**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,575,307**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,360,292
Corporate Platforms	237,357
Investment Intelligence	272,814
Market Technology Revenues	6,941
Other Revenues	24,417
Total Revenues	**2,901,821**
COST OF REVENUES	
Liquidity Rebates	**(1,385,935)**
Brokerage, Clearance and Exchange Fees	**(596,105)**
Total Cost of Revenues	**(1,982,040)**
Revenues less Cost of Revenues	**919,781**
Operating Expenses:	
Compensation and Benefits	149,393
Marketing and Advertising	16,234
Depr and Amortization	31,378
Professional and Contract Services	18,705
Computer Ops and Data Communication	64,469
Occupancy	26,133
Regulatory	6,889
General Administrative and Other	47,111
Merger Related Expenses Total	422
Total Operating Expenses	**360,735**
Operating Income	**559,046**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	559,072
Income Tax Provisions	**-**
Net Income	**559,072**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**559,072**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,718
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**6,718**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	(571)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**20,270**
Total Assets	**26,988**
LIABILITIES	
Total AP and Accrued Expenses	26,945
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**26,945**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26,945**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	43
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,988**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**(0)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	5,107
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,230
Margin Deposits & Default Fund	-
Total Current Assets	**14,337**
Long Term Assets:	
Total Property and Equipment - Net	7,802
Goodwill	140,412
Other Intangibles	69,127
Non Current Deferred Taxes	4,871
Other Long Term Assets	28
Right of use asset	3
Total Long Term Assets	**222,243**
Total Assets	**236,580**
LIABILITIES	
Total AP and Accrued Expenses	757
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	994
Deferred Revenue	11,750
Lease liability - current	0
Other Accrued Liabilities	(1,350)
Current Liabilities	**12,151**
Total Long Term Debt	-
Non Current Deferred Tax Liability	20,442
Non-current deferred revenue	43
Lease liability - non current	(1)
All Other Long Term Liabilities	2,199
Long Term Liabilities	**22,684**
Total Liabilities	**34,835**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	5,230
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**201,745**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**201,745**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,580**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	29,044
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**29,044**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**29,044**
Operating Expenses:	
Compensation and Benefits	5,630
Marketing and Advertising	-
Depr and Amortization	10,210
Professional and Contract Services	1,709
Computer Ops and Data Communication	1,076
Occupancy	701
Regulatory	-
General Administrative and Other	1,549
Merger Related Expenses Total	0
Total Operating Expenses	**20,876**
Operating Income	**8,168**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8,168
Income Tax Provisions	**1,757**
Net Income	**6,411**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6,411**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,164**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,164**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**(4)**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	37
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**37**
Operating Income	**(37)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(37)
Income Tax Provisions	**-**
Net Income	**(37)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(37)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	15
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2)
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	40
Current restricted Cash and Cash equivalents	-
Other Current Assets	117
Margin Deposits & Default Fund	-
Total Current Assets	**157**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**157**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	157
Current Liabilities	**157**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**157**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**157**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Copeland Markets LLC
(in thousands, unaudited)

Notes: New entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**6**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,728
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,669
Margin Deposits & Default Fund	-
Total Current Assets	**12,397**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	296
Non Current Deferred Taxes	49
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,918**
Total Assets	**19,315**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,587
Lease liability - current	-
Other Accrued Liabilities	(207)
Current Liabilities	**6,380**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,592
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	497
Long Term Liabilities	**2,089**
Total Liabilities	**8,469**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	6,266
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**10,846**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,846**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,315**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	16,927
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**16,927**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**16,927**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	46
Professional and Contract Services	-
Computer Ops and Data Communication	120
Occupancy	-
Regulatory	-
General Administrative and Other	355
Merger Related Expenses Total	-
Total Operating Expenses	**520**
Operating Income	**16,406**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	16,406
Income Tax Provisions	**4,269**
Net Income	**12,138**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**12,138**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	156
Total Receivables - Net	5,277
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,821
Margin Deposits & Default Fund	-
Total Current Assets	**27,254**
Long Term Assets:	
Total Property and Equipment - Net	1,412
Goodwill	82,417
Other Intangibles	125,299
Non Current Deferred Taxes	(137)
Other Long Term Assets	16
Right of use asset	396
Total Long Term Assets	**209,403**
Total Assets	**236,657**
LIABILITIES	
Total AP and Accrued Expenses	390
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,864
Deferred Revenue	1,510
Lease liability - current	256
Other Accrued Liabilities	(2,251)
Current Liabilities	**1,769**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	6
Lease liability - non current	485
All Other Long Term Liabilities	1
Long Term Liabilities	**487**
Total Liabilities	**2,256**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,012
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**234,401**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**234,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,657**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(6)
Corporate Platforms	-
Investment Intelligence	25,813
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**25,807**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**25,807**
Operating Expenses:	
Compensation and Benefits	5,722
Marketing and Advertising	44
Depr and Amortization	2,371
Professional and Contract Services	684
Computer Ops and Data Communication	2,231
Occupancy	432
Regulatory	-
General Administrative and Other	1,493
Merger Related Expenses Total	-
Total Operating Expenses	**12,978**
Operating Income	**12,828**
Total Interest Income	39
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	12,867
Income Tax Provisions	**5**
Net Income	**12,862**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**12,862**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current restricted Cash and Cash equivalents	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	99,661
Current restricted Cash and Cash equivalents	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**99,666**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	(1,588)
Other Long Term Assets	431,644
Right of use asset	-
Total Long Term Assets	**537,212**
Total Assets	**636,879**
LIABILITIES	
Total AP and Accrued Expenses	203,416
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(193)
Current Liabilities	**203,222**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(565)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(565)**
Total Liabilities	**202,658**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	232
Total Retained Earnings	2,344
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**434,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**434,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**636,879**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**5,238**
Net Income	**(5,238)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,238)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,654
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,654**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	431,644
Right of use asset	-
Total Long Term Assets	**431,932**
Total Assets	**433,587**
LIABILITIES	
Total AP and Accrued Expenses	1,779
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**1,779**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,779**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	163
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,808**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,808**
Total Liabilities Non Controlling Interest and Stockholders Equity	**433,587**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	10,395
Investments	-
Total Receivables - Net	319,007
Current restricted Cash and Cash equivalents	-
Other Current Assets	66,137
Margin Deposits & Default Fund	-
Total Current Assets	**395,539**
Long Term Assets:	
Total Property and Equipment - Net	17,409
Goodwill	63,150
Other Intangibles	228,462
Non Current Deferred Taxes	5,802
Other Long Term Assets	183
Right of use asset	9,283
Total Long Term Assets	**324,289**
Total Assets	**719,828**
LIABILITIES	
Total AP and Accrued Expenses	154,170
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,734
Deferred Revenue	69,533
Lease liability - current	1,390
Other Accrued Liabilities	274
Current Liabilities	**233,101**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,995
Non-current deferred revenue	1,761
Lease liability - non current	13,909
All Other Long Term Liabilities	35
Long Term Liabilities	**80,700**
Total Liabilities	**313,801**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	115
Total Retained Earnings	27,863
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**406,027**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**406,027**
Total Liabilities Non Controlling Interest and Stockholders Equity	**719,828**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	96,944
Market Technology Revenues	-
Other Revenues	8,418
Total Revenues	**105,362**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**105,362**
Operating Expenses:	
Compensation and Benefits	45,800
Marketing and Advertising	830
Depr and Amortization	21,837
Professional and Contract Services	3,703
Computer Ops and Data Communication	7,878
Occupancy	1,519
Regulatory	-
General Administrative and Other	5,293
Merger Related Expenses Total	26
Total Operating Expenses	**86,887**
Operating Income	**18,474**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(40)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	18,435
Income Tax Provisions	-
Net Income	**18,435**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**18,435**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	27,077
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**31,977**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	15,950
Non Current Deferred Taxes	(857)
Other Long Term Assets	483,714
Right of use asset	-
Total Long Term Assets	**736,885**
Total Assets	**768,861**
LIABILITIES	
Total AP and Accrued Expenses	2,447
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Liabilities	**2,446**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,933
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,933**
Total Liabilities	**6,379**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	(3,219)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**762,482**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**762,482**
Total Liabilities Non Controlling Interest and Stockholders Equity	**768,861**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3,300
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**3,300**
Operating Income	**(3,300)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(3,300)
Income Tax Provisions	**(1,390)**
Net Income	**(1,910)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,910)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**(0)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	19
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	40,321
Investments	-
Total Receivables - Net	470
Current restricted Cash and Cash equivalents	250
Other Current Assets	13,166
Margin Deposits & Default Fund	-
Total Current Assets	**54,207**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**54,207**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,177
Deferred Revenue	333
Lease liability - current	-
Other Accrued Liabilities	3,253
Current Liabilities	**4,899**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	194
Long Term Liabilities	**194**
Total Liabilities	**5,093**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,741)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,114**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,114**
Total Liabilities Non Controlling Interest and Stockholders Equity	**54,207**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	11,089
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**11,089**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(2,447)**
Total Cost of Revenues	**(2,447)**
Revenues less Cost of Revenues	**8,642**
Operating Expenses:	
Compensation and Benefits	3,166
Marketing and Advertising	25
Depr and Amortization	-
Professional and Contract Services	233
Computer Ops and Data Communication	341
Occupancy	303
Regulatory	55
General Administrative and Other	636
Merger Related Expenses Total	125
Total Operating Expenses	**4,883**
Operating Income	**3,759**
Total Interest Income	9
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,768
Income Tax Provisions	**-**
Net Income	**3,768**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,768**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	10,300
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,696
Margin Deposits & Default Fund	-
Total Current Assets	**21,997**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**19**
Total Assets	**22,015**
LIABILITIES	
Total AP and Accrued Expenses	3,357
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Current Liabilities	**3,357**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,357**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	14,658
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,658**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,658**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,015**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	28,851
Corporate Platforms	-
Investment Intelligence	10,933
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**39,784**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**39,784**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	581
Professional and Contract Services	1,114
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	11,523
General Administrative and Other	1,357
Merger Related Expenses Total	-
Total Operating Expenses	**14,576**
Operating Income	**25,208**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	25,208
Income Tax Provisions	**6,635**
Net Income	**18,573**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**18,573**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: New entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,832
Current restricted Cash and Cash equivalents	-
Other Current Assets	229,884
Margin Deposits & Default Fund	-
Total Current Assets	**232,716**
Long Term Assets:	
Total Property and Equipment - Net	722
Goodwill	585,835
Other Intangibles	34,296
Non Current Deferred Taxes	907
Other Long Term Assets	52,385
Right of use asset	133
Total Long Term Assets	**674,277**
Total Assets	**906,993**
LIABILITIES	
Total AP and Accrued Expenses	390
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	442
Deferred Revenue	107
Lease liability - current	161
Other Accrued Liabilities	387
Current Liabilities	**1,487**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(127,291)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(127,291)**
Total Liabilities	**(125,804)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,507,834
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(475,010)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,032,797**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,032,797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**906,993**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(1,656)
Corporate Platforms	-
Investment Intelligence	18
Market Technology Revenues	13,285
Other Revenues	-
Total Revenues	**11,648**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**11,647**
Operating Expenses:	
Compensation and Benefits	1,326
Marketing and Advertising	-
Depr and Amortization	6,710
Professional and Contract Services	847
Computer Ops and Data Communication	4,266
Occupancy	202
Regulatory	-
General Administrative and Other	1,115
Merger Related Expenses Total	-
Total Operating Expenses	**14,467**
Operating Income	**(2,819)**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,818)
Income Tax Provisions	**2,959**
Net Income	**(5,777)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,777)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,524
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,524**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(52)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(52)**
Total Assets	**1,472**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**1,422**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	269
Margin Deposits & Default Fund	-
Total Current Assets	**269**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**269**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(0)
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,876
Margin Deposits & Default Fund	-
Total Current Assets	**3,876**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(9)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,675**
Total Assets	**16,551**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9
Current Liabilities	**9**
Total Long Term Debt	-
Non Current Deferred Tax Liability	93
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	39
Long Term Liabilities	**132**
Total Liabilities	**141**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,756
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,409**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,551**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(10)
Merger Related Expenses Total	0
Total Operating Expenses	**(9)**
Operating Income	**9**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	9
Income Tax Provisions	**3**
Net Income	**6**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	111
Margin Deposits & Default Fund	-
Total Current Assets	**111**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	664
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,289**
Total Assets	**109,400**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(25)
Current Liabilities	**(25)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	20,090
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**20,090**
Total Liabilities	**20,065**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	552
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**89,336**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**89,336**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,400**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**986**
Net Income	**(986)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(986)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	349
Margin Deposits & Default Fund	-
Total Current Assets	**349**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,819**
Total Assets	**42,168**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(125)
Current Liabilities	**(125)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,521
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**7,521**
Total Liabilities	**7,396**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,535
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,772**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,772**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,168**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**361**
Net Income	**(361)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(361)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3,630)
Current restricted Cash and Cash equivalents	-
Other Current Assets	(6,519)
Margin Deposits & Default Fund	-
Total Current Assets	**(10,149)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	570,273
Non Current Deferred Taxes	1,989
Other Long Term Assets	125,698
Right of use asset	-
Total Long Term Assets	**1,247,415**
Total Assets	**1,237,266**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	37,922
Current Liabilities	**135,464**
Total Long Term Debt	-
Non Current Deferred Tax Liability	169,452
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**169,452**
Total Liabilities	**304,917**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,150)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**932,350**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**932,350**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,237,266**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11,362
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	3,880
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(7,482)
Income Tax Provisions	**43,335**
Net Income	**(50,817)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(50,817)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	5
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(5)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(5)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	270
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,339
Margin Deposits & Default Fund	-
Total Current Assets	**7,609**
Long Term Assets:	
Total Property and Equipment - Net	7,951
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	33
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**7,983**
Total Assets	**15,592**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,703
Deferred Revenue	60
Lease liability - current	-
Other Accrued Liabilities	1,427
Current Liabilities	**3,205**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,061
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**2,086**
Total Liabilities	**5,291**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,512
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,789
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**10,301**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,301**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,592**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	1,181
Corporate Platforms	-
Investment Intelligence	10,157
Market Technology Revenues	-
Other Revenues	63
Total Revenues	**11,401**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**11,401**
Operating Expenses:	
Compensation and Benefits	2,769
Marketing and Advertising	-
Depr and Amortization	1,834
Professional and Contract Services	766
Computer Ops and Data Communication	262
Occupancy	666
Regulatory	-
General Administrative and Other	1,009
Merger Related Expenses Total	-
Total Operating Expenses	**7,307**
Operating Income	**4,095**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	4,095
Income Tax Provisions	**-**
Net Income	**4,095**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4,095**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,211
Margin Deposits & Default Fund	-
Total Current Assets	**1,211**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**15**
Total Assets	**1,226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(273)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,226**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	21
Total Revenues	**21**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**21**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11
Professional and Contract Services	-
Computer Ops and Data Communication	9
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**20**
Operating Income	**1**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1
Income Tax Provisions	**-**
Net Income	**1**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	1,210
Current restricted Cash and Cash equivalents	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Total Current Assets	**1,227**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	31,048
Other Intangibles	48,949
Non Current Deferred Taxes	1,576
Other Long Term Assets	(1,726)
Right of use asset	-
Total Long Term Assets	**79,871**
Total Assets	**81,097**
LIABILITIES	
Total AP and Accrued Expenses	208
SEC 31a Payable to the SEC	155
Accrued Personnel Costs	10
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9,716
Current Liabilities	**10,089**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,797
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,947
Long Term Liabilities	**17,744**
Total Liabilities	**27,833**
EQUITY	
Common Stock Total-W/IC	8
Common Stock in Treasury Total	-
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,030
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**53,264**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**53,264**
Total Liabilities Non Controlling Interest and Stockholders Equity	**81,097**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	12,874
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**12,874**
COST OF REVENUES	
Liquidity Rebates	**(3,610)**
Brokerage, Clearance and Exchange Fees	**(598)**
Total Cost of Revenues	**(4,209)**
Revenues less Cost of Revenues	**8,665**
Operating Expenses:	
Compensation and Benefits	62
Marketing and Advertising	-
Depr and Amortization	279
Professional and Contract Services	508
Computer Ops and Data Communication	269
Occupancy	-
Regulatory	254
General Administrative and Other	1,162
Merger Related Expenses Total	-
Total Operating Expenses	**2,533**
Operating Income	**6,132**
Total Interest Income	24
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	6,156
Income Tax Provisions	**7,516**
Net Income	**(1,360)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,360)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	429
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	59
Margin Deposits & Default Fund	-
Total Current Assets	**738**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**738**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	536
Current Liabilities	**536**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**536**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(470)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**202**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**202**
Total Liabilities Non Controlling Interest and Stockholders Equity	**738**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	80
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**80**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**80**
Operating Expenses:	
Compensation and Benefits	83
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	27
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	(7)
General Administrative and Other	19
Merger Related Expenses Total	-
Total Operating Expenses	**122**
Operating Income	**(42)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(42)
Income Tax Provisions	**-**
Net Income	**(42)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(42)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,736
Current Liabilities	**1,736**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**13**
Total Liabilities	**1,749**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,674)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,674)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,487
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,375
Margin Deposits & Default Fund	-
Total Current Assets	**15,862**
Long Term Assets:	
Total Property and Equipment - Net	201
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	(65)
Other Long Term Assets	18,234
Right of use asset	0
Total Long Term Assets	**41,892**
Total Assets	**57,754**
LIABILITIES	
Total AP and Accrued Expenses	(93)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4
Deferred Revenue	6
Lease liability - current	7
Other Accrued Liabilities	6,775
Current Liabilities	**6,699**
Total Long Term Debt	-
Non Current Deferred Tax Liability	425
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	181
Long Term Liabilities	**607**
Total Liabilities	**7,306**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	1,311
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50,449**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50,449**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,754**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	129
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**129**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**129**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	33
Depr and Amortization	355
Professional and Contract Services	3
Computer Ops and Data Communication	-
Occupancy	25
Regulatory	-
General Administrative and Other	45
Merger Related Expenses Total	-
Total Operating Expenses	**461**
Operating Income	**(332)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(332)
Income Tax Provisions	**-**
Net Income	**(332)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(332)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	209
Investments	-
Total Receivables - Net	184,923
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,178
Margin Deposits & Default Fund	-
Total Current Assets	**186,310**
Long Term Assets:	
Total Property and Equipment - Net	12,935
Goodwill	131,949
Other Intangibles	9,304
Non Current Deferred Taxes	1,559
Other Long Term Assets	198,605
Right of use asset	8,989
Total Long Term Assets	**363,341**
Total Assets	**549,651**
LIABILITIES	
Total AP and Accrued Expenses	9,181
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,214
Deferred Revenue	18,363
Lease liability - current	2,272
Other Accrued Liabilities	55,430
Current Liabilities	**100,459**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	-
Lease liability - non current	6,967
All Other Long Term Liabilities	559
Long Term Liabilities	**24,330**
Total Liabilities	**124,789**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(25,922)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**424,862**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**424,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**549,651**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	118,766
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	5
Total Revenues	**118,771**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**118,771**
Operating Expenses:	
Compensation and Benefits	56,114
Marketing and Advertising	695
Depr and Amortization	9,259
Professional and Contract Services	37,299
Computer Ops and Data Communication	7,202
Occupancy	4,517
Regulatory	-
General Administrative and Other	17,314
Merger Related Expenses Total	(919)
Total Operating Expenses	**131,481**
Operating Income	**(12,711)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(12,711)
Income Tax Provisions	-
Net Income	**(12,711)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(12,711)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	43
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,482
Current Liabilities	**1,524**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,524**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,300)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,300)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,300)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	181
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	(54)
Occupancy	13
Regulatory	-
General Administrative and Other	(153)
Merger Related Expenses Total	-
Total Operating Expenses	**(14)**
Operating Income	**14**
Total Interest Income	-
Total Interest Expense	(58)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(45)
Income Tax Provisions	**-**
Net Income	**(45)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(45)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	9,829
Investments	0
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	13,312
Margin Deposits & Default Fund	-
Total Current Assets	**23,392**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	263
Right of use asset	-
Total Long Term Assets	**5,832**
Total Assets	**29,224**
LIABILITIES	
Total AP and Accrued Expenses	6,745
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**6,745**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**6,745**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,830)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**22,478**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,478**
Total Liabilities Non Controlling Interest and Stockholders Equity	**29,224**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	45,814
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**45,814**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(43,477)**
Total Cost of Revenues	**(43,477)**
Revenues less Cost of Revenues	**2,337**
Operating Expenses:	
Compensation and Benefits	426
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	62
Computer Ops and Data Communication	18
Occupancy	13
Regulatory	-
General Administrative and Other	231
Merger Related Expenses Total	-
Total Operating Expenses	**750**
Operating Income	**1,587**
Total Interest Income	17
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,604
Income Tax Provisions	**-**
Net Income	**1,604**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,604**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(2)
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,456
Margin Deposits & Default Fund	-
Total Current Assets	**8,454**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**8,246**
LIABILITIES	
Total AP and Accrued Expenses	544
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	428
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8
Current Liabilities	**980**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**867**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(33,014)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,379**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,379**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,246**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	3
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**3**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**1**
Total Cost of Revenues	**1**
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	1,561
Marketing and Advertising	(10)
Depr and Amortization	127
Professional and Contract Services	88
Computer Ops and Data Communication	1,036
Occupancy	52
Regulatory	452
General Administrative and Other	355
Merger Related Expenses Total	-
Total Operating Expenses	**3,662**
Operating Income	**(3,658)**
Total Interest Income	58
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	3,260
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(340)
Income Tax Provisions	**(101)**
Net Income	**(239)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(239)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	20,873
Current restricted Cash and Cash equivalents	-
Other Current Assets	18,341
Margin Deposits & Default Fund	-
Total Current Assets	**39,214**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,361
Right of use asset	-
Total Long Term Assets	**5,361**
Total Assets	**44,574**
LIABILITIES	
Total AP and Accrued Expenses	4,622
SEC 31a Payable to the SEC	3,797
Accrued Personnel Costs	36
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	109
Current Liabilities	**8,564**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,564**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,975
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**36,011**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**36,011**
Total Liabilities Non Controlling Interest and Stockholders Equity	**44,574**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	259,916
Corporate Platforms	-
Investment Intelligence	801
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**260,717**
COST OF REVENUES	
Liquidity Rebates	**(216,541)**
Brokerage, Clearance and Exchange Fees	**(11,404)**
Total Cost of Revenues	**(227,945)**
Revenues less Cost of Revenues	**32,773**
Operating Expenses:	
Compensation and Benefits	165
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	525
Computer Ops and Data Communication	(2)
Occupancy	10
Regulatory	506
General Administrative and Other	1,942
Merger Related Expenses Total	-
Total Operating Expenses	**3,147**
Operating Income	**29,625**
Total Interest Income	22
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	29,647
Income Tax Provisions	**-**
Net Income	**29,647**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**29,647**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	420
Current restricted Cash and Cash equivalents	-
Other Current Assets	95,891
Margin Deposits & Default Fund	-
Total Current Assets	**96,341**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	749
Other Long Term Assets	4,869,280
Right of use asset	-
Total Long Term Assets	**4,870,029**
Total Assets	**4,966,369**
LIABILITIES	
Total AP and Accrued Expenses	735
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	226,041
Current Liabilities	**226,776**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6,823
Long Term Liabilities	**6,887**
Total Liabilities	**233,663**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(113,748)
Total Retained Earnings	212,042
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,732,706**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,732,706**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,966,369**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	42
Merger Related Expenses Total	-
Total Operating Expenses	**42**
Operating Income	**(42)**
Total Interest Income	2,464
Total Interest Expense	(2,538)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(115)
Income Tax Provisions	**203**
Net Income	**(319)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(319)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,430,299
Investments	-
Total Receivables - Net	102,079
Current restricted Cash and Cash equivalents	-
Other Current Assets	264,844
Margin Deposits & Default Fund	-
Total Current Assets	**2,797,222**
Long Term Assets:	
Total Property and Equipment - Net	108,436
Goodwill	14,501
Other Intangibles	1,357
Non Current Deferred Taxes	104,733
Other Long Term Assets	10,156,788
Right of use asset	269,968
Total Long Term Assets	**10,655,782**
Total Assets	**13,453,004**
LIABILITIES	
Total AP and Accrued Expenses	357,826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	42,679
Deferred Revenue	3,257
Lease liability - current	23,868
Other Accrued Liabilities	1,152,199
Current Liabilities	**1,579,829**
Total Long Term Debt	5,540,899
Non Current Deferred Tax Liability	104,636
Non-current deferred revenue	-
Lease liability - non current	281,596
All Other Long Term Liabilities	39,102
Long Term Liabilities	**5,966,233**
Total Liabilities	**7,546,062**
EQUITY	
Common Stock Total-W/IC	1,721
Common Stock in Treasury Total	(375,822)
Additional Paid in Capital	2,440,823
Accumulated Other Comprehensive Income/(Loss)	(165,228)
Total Retained Earnings	4,005,449
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,906,943**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,906,943**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,453,004**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,039
Investment Intelligence	249,825
Market Technology Revenues	-
Other Revenues	74,523
Total Revenues	**325,387**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**325,387**
Operating Expenses:	
Compensation and Benefits	185,662
Marketing and Advertising	19,451
Depr and Amortization	15,855
Professional and Contract Services	65,766
Computer Ops and Data Communication	31,991
Occupancy	26,406
Regulatory	115
General Administrative and Other	93,147
Merger Related Expenses Total	28,836
Total Operating Expenses	**467,228**
Operating Income	**(141,841)**
Total Interest Income	2,085
Total Interest Expense	(102,510)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(1,424)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(243,690)
Income Tax Provisions	**88,647**
Net Income	**(332,336)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(332,336)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12,124
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(147)
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,792
Margin Deposits & Default Fund	-
Total Current Assets	**20,645**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	180
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**625**
Total Assets	**21,270**
LIABILITIES	
Total AP and Accrued Expenses	173
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(41)
Current Liabilities	**132**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(7)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**51**
Total Liabilities	**184**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	20,086
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**21,086**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**21,086**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,270**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	72
Corporate Platforms	-
Investment Intelligence	74,521
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**74,593**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**74,593**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	103
Professional and Contract Services	11
Computer Ops and Data Communication	97
Occupancy	-
Regulatory	-
General Administrative and Other	1,402
Merger Related Expenses Total	-
Total Operating Expenses	**1,612**
Operating Income	**72,981**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	72,981
Income Tax Provisions	**19,216**
Net Income	**53,764**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**53,764**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	27
Margin Deposits & Default Fund	-
Total Current Assets	**27**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(41)**
Total Assets	**(14)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,201
Current Liabilities	**2,202**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**2,201**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,857)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(2,215)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,215)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(14)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	7
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**10**
Operating Income	**(10)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(10)
Income Tax Provisions	**4**
Net Income	**(14)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(14)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,588
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,924
Margin Deposits & Default Fund	-
Total Current Assets	**12,513**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,816
Right of use asset	-
Total Long Term Assets	**3,816**
Total Assets	**16,329**
LIABILITIES	
Total AP and Accrued Expenses	248
SEC 31a Payable to the SEC	701
Accrued Personnel Costs	9
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	207
Current Liabilities	**1,165**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,165**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,973
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,164**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,164**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,329**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	17,742
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**17,742**
COST OF REVENUES	
Liquidity Rebates	**(7,663)**
Brokerage, Clearance and Exchange Fees	**(1,362)**
Total Cost of Revenues	**(9,025)**
Revenues less Cost of Revenues	**8,717**
Operating Expenses:	
Compensation and Benefits	70
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	212
Computer Ops and Data Communication	(1)
Occupancy	10
Regulatory	276
General Administrative and Other	792
Merger Related Expenses Total	-
Total Operating Expenses	**1,358**
Operating Income	**7,359**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	7,385
Income Tax Provisions	**-**
Net Income	**7,385**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,385**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,082
Margin Deposits & Default Fund	-
Total Current Assets	**2,082**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(75)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,261**
Total Assets	**19,344**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,636
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1,636**
Total Liabilities	**1,636**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,005)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,708**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,708**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	5,083
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,803
Margin Deposits & Default Fund	-
Total Current Assets	**24,887**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,507
Other Long Term Assets	3,313
Right of use asset	-
Total Long Term Assets	**5,879**
Total Assets	**30,765**
LIABILITIES	
Total AP and Accrued Expenses	278
SEC 31a Payable to the SEC	7,406
Accrued Personnel Costs	15
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(581)
Current Liabilities	**7,118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(132)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	5,338
Long Term Liabilities	**5,206**
Total Liabilities	**12,324**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	33,742
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,442**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,442**
Total Liabilities Non Controlling Interest and Stockholders Equity	**30,765**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	99,812
Corporate Platforms	-
Investment Intelligence	11,398
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**111,210**
COST OF REVENUES	
Liquidity Rebates	**(44,872)**
Brokerage, Clearance and Exchange Fees	**(24,899)**
Total Cost of Revenues	**(69,771)**
Revenues less Cost of Revenues	**41,439**
Operating Expenses:	
Compensation and Benefits	77
Marketing and Advertising	-
Depr and Amortization	97
Professional and Contract Services	229
Computer Ops and Data Communication	221
Occupancy	3
Regulatory	768
General Administrative and Other	2,235
Merger Related Expenses Total	-
Total Operating Expenses	**3,629**
Operating Income	**37,810**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	37,810
Income Tax Provisions	**221**
Net Income	**37,590**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**37,590**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	33,886
Current restricted Cash and Cash equivalents	-
Other Current Assets	60,157
Margin Deposits & Default Fund	-
Total Current Assets	**94,049**
Long Term Assets:	
Total Property and Equipment - Net	33,236
Goodwill	503,610
Other Intangibles	259,423
Non Current Deferred Taxes	11,749
Other Long Term Assets	104,332
Right of use asset	27,069
Total Long Term Assets	**939,419**
Total Assets	**1,033,468**
LIABILITIES	
Total AP and Accrued Expenses	2,492
SEC 31a Payable to the SEC	15,433
Accrued Personnel Costs	5,146
Deferred Revenue	93
Lease liability - current	2,572
Other Accrued Liabilities	11,834
Current Liabilities	**37,570**
Total Long Term Debt	-
Non Current Deferred Tax Liability	96,403
Non-current deferred revenue	-
Lease liability - non current	32,336
All Other Long Term Liabilities	18,767
Long Term Liabilities	**147,507**
Total Liabilities	**185,077**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	4,520
Total Retained Earnings	770,412
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**848,391**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**848,391**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,033,468**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	346,305
Corporate Platforms	-
Investment Intelligence	18,386
Market Technology Revenues	-
Other Revenues	929
Total Revenues	**365,620**
COST OF REVENUES	
Liquidity Rebates	**(167,073)**
Brokerage, Clearance and Exchange Fees	**(49,365)**
Total Cost of Revenues	**(216,437)**
Revenues less Cost of Revenues	**149,183**
Operating Expenses:	
Compensation and Benefits	15,659
Marketing and Advertising	543
Depr and Amortization	10,938
Professional and Contract Services	2,028
Computer Ops and Data Communication	2,602
Occupancy	3,311
Regulatory	3,176
General Administrative and Other	11,320
Merger Related Expenses Total	-
Total Operating Expenses	**49,579**
Operating Income	**99,604**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	35,620
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	135,225
Income Tax Provisions	**30,289**
Net Income	**104,935**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**104,935**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73,420
Margin Deposits & Default Fund	-
Total Current Assets	**73,420**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**72,725**
LIABILITIES	
Total AP and Accrued Expenses	1,268
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,799
Current Liabilities	**4,068**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4,068**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	48,658
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**68,658**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**68,658**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72,725**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	112,061
Corporate Platforms	-
Investment Intelligence	(0)
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**112,061**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**112,061**
Operating Expenses:	
Compensation and Benefits	(0)
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	691
Computer Ops and Data Communication	472
Occupancy	10,568
Regulatory	-
General Administrative and Other	3,134
Merger Related Expenses Total	-
Total Operating Expenses	**14,865**
Operating Income	**97,196**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	97,196
Income Tax Provisions	-
Net Income	**97,196**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**97,196**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Right of use asset	-
Total Long Term Assets	**23,321**
Total Assets	**34,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(0)
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	513
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	85
Margin Deposits & Default Fund	-
Total Current Assets	**848**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**848**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,050
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(202)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**848**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**848**
Total Liabilities Non Controlling Interest and Stockholders Equity	**848**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	470
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**470**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**470**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	119
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	23
General Administrative and Other	5
Merger Related Expenses Total	-
Total Operating Expenses	**147**
Operating Income	**323**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	323
Income Tax Provisions	**-**
Net Income	**323**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**323**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	285
Investments	-
Total Receivables - Net	580
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**865**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,551**
Total Assets	**2,417**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	614
Lease liability - current	-
Other Accrued Liabilities	139
Current Liabilities	**752**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**752**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	248
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,664**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,664**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,417**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	649
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**649**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**649**
Operating Expenses:	
Compensation and Benefits	219
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	60
Computer Ops and Data Communication	11
Occupancy	8
Regulatory	-
General Administrative and Other	13
Merger Related Expenses Total	-
Total Operating Expenses	**312**
Operating Income	**337**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	337
Income Tax Provisions	**89**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	7,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,916
Margin Deposits & Default Fund	-
Total Current Assets	**13,695**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**35**
Total Assets	**13,731**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	13,731
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**13,731**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,731**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,731**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	11,305
Other Revenues	-
Total Revenues	**11,305**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**11,305**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	655
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	**653**
Operating Income	**10,652**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,652
Income Tax Provisions	**2,805**
Net Income	**7,847**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,847**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	319
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**319**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,524
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,789**
Total Assets	**4,108**
LIABILITIES	
Total AP and Accrued Expenses	137
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**137**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**856**
Total Liabilities	**993**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(198)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,116**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,116**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,108**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	213
Professional and Contract Services	-
Computer Ops and Data Communication	12
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**226**
Operating Income	**(226)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(226)
Income Tax Provisions	**-**
Net Income	**(226)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(226)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	226
Margin Deposits & Default Fund	-
Total Current Assets	**226**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(5)
Current Liabilities	**(5)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(244)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(244)**
Total Liabilities	**(249)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,146)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**475**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**475**
Total Liabilities Non Controlling Interest and Stockholders Equity	**226**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**485**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Right of use asset	-
Total Long Term Assets	**8,655**
Total Assets	**9,140**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2,509)
Current Liabilities	**(2,509)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	483
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**483**
Total Liabilities	**(2,026)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,808
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,166**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,166**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,140**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	11,337
Investments	-
Total Receivables - Net	716
Current restricted Cash and Cash equivalents	1,184
Other Current Assets	224
Margin Deposits & Default Fund	-
Total Current Assets	**13,461**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**13,659**
LIABILITIES	
Total AP and Accrued Expenses	218
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,506
Current Liabilities	**1,724**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,724**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	11,435
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,935**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,935**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,659**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	8,208
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**8,208**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,208**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,345
Computer Ops and Data Communication	38
Occupancy	-
Regulatory	39
General Administrative and Other	380
Merger Related Expenses Total	-
Total Operating Expenses	**1,803**
Operating Income	**6,405**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	6,405
Income Tax Provisions	**-**
Net Income	**6,405**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6,405**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,514
Investments	-
Total Receivables - Net	4,515
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,132
Margin Deposits & Default Fund	-
Total Current Assets	**10,161**
Long Term Assets:	
Total Property and Equipment - Net	2,471
Goodwill	135,483
Other Intangibles	18,225
Non Current Deferred Taxes	3,845
Other Long Term Assets	18
Right of use asset	1,135
Total Long Term Assets	**161,178**
Total Assets	**171,338**
LIABILITIES	
Total AP and Accrued Expenses	564
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,351
Deferred Revenue	4,512
Lease liability - current	426
Other Accrued Liabilities	6,745
Current Liabilities	**14,597**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,129
Non-current deferred revenue	87
Lease liability - non current	1,076
All Other Long Term Liabilities	625
Long Term Liabilities	**7,917**
Total Liabilities	**22,515**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(9,365)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**148,823**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**148,823**
Total Liabilities Non Controlling Interest and Stockholders Equity	**171,338**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	9,608
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**9,608**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,608**
Operating Expenses:	
Compensation and Benefits	12,970
Marketing and Advertising	43
Depr and Amortization	4,589
Professional and Contract Services	1,162
Computer Ops and Data Communication	2,664
Occupancy	400
Regulatory	-
General Administrative and Other	215
Merger Related Expenses Total	275
Total Operating Expenses	**22,318**
Operating Income	**(12,709)**
Total Interest Income	1
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(12,713)
Income Tax Provisions	**(3,348)**
Net Income	**(9,365)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9,365)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	457
Investments	-
Total Receivables - Net	34,252
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,641
Margin Deposits & Default Fund	-
Total Current Assets	**49,350**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	27,532
Non Current Deferred Taxes	9
Other Long Term Assets	605
Right of use asset	1,374
Total Long Term Assets	**33,319**
Total Assets	**82,669**
LIABILITIES	
Total AP and Accrued Expenses	16,196
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	87
Lease liability - current	380
Other Accrued Liabilities	(29)
Current Liabilities	**16,633**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	1,109
All Other Long Term Liabilities	-
Long Term Liabilities	**10,380**
Total Liabilities	**27,014**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	257
Total Retained Earnings	3,328
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**55,655**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,655**
Total Liabilities Non Controlling Interest and Stockholders Equity	**82,669**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	1,551
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,551**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,551**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	2,330
Professional and Contract Services	-
Computer Ops and Data Communication	53
Occupancy	414
Regulatory	-
General Administrative and Other	156
Merger Related Expenses Total	-
Total Operating Expenses	**2,953**
Operating Income	**(1,402)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(4)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1,407)
Income Tax Provisions	**(3)**
Net Income	**(1,403)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,403)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(15)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(15)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	254
Investments	-
Total Receivables - Net	283
Current restricted Cash and Cash equivalents	-
Other Current Assets	729
Margin Deposits & Default Fund	-
Total Current Assets	**1,266**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	2,048
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,208**
Total Assets	**13,474**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	8
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Liabilities	**(9)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	580
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**580**
Total Liabilities	**571**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	779
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,903**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,903**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,580
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,580**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,580**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	3
Depr and Amortization	361
Professional and Contract Services	6
Computer Ops and Data Communication	20
Occupancy	2
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Total Operating Expenses	**388**
Operating Income	**1,192**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,192
Income Tax Provisions	**306**
Net Income	**886**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**886**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	620
Investments	-
Total Receivables - Net	5
Current restricted Cash and Cash equivalents	-
Other Current Assets	404
Margin Deposits & Default Fund	-
Total Current Assets	**1,030**
Long Term Assets:	
Total Property and Equipment - Net	3,466
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	9,408
Right of use asset	-
Total Long Term Assets	**12,968**
Total Assets	**13,997**
LIABILITIES	
Total AP and Accrued Expenses	445
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,457
Deferred Revenue	4
Lease liability - current	-
Other Accrued Liabilities	40,857
Current Liabilities	**43,763**
Total Long Term Debt	-
Non Current Deferred Tax Liability	774
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**774**
Total Liabilities	**44,538**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(53,289)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(30,540)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(30,540)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,997**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	38
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,373
Total Revenues	**1,411**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,411**
Operating Expenses:	
Compensation and Benefits	6,453
Marketing and Advertising	95
Depr and Amortization	544
Professional and Contract Services	198
Computer Ops and Data Communication	622
Occupancy	1,198
Regulatory	-
General Administrative and Other	702
Merger Related Expenses Total	327
Total Operating Expenses	**10,140**
Operating Income	**(8,729)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(8,729)
Income Tax Provisions	**(2)**
Net Income	**(8,727)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,727)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)

(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**1**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	74,529
Margin Deposits & Default Fund	-
Total Current Assets	**152,341**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Right of use asset	-
Total Long Term Assets	**937,459**
Total Assets	**1,089,800**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,510
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	12,092
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,081,981**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,081,981**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,089,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,596
Total Revenues	**3,596**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,596**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**3,596**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,596
Income Tax Provisions	**947**
Net Income	**2,649**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,649**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA, Inc.
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,247
Investments	-
Total Receivables - Net	74
Current restricted Cash and Cash equivalents	913
Other Current Assets	403
Margin Deposits & Default Fund	-
Total Current Assets	**2,637**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**26**
Total Assets	**2,663**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	109
Deferred Revenue	28
Lease liability - current	-
Other Accrued Liabilities	69
Current Liabilities	**239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	60
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**74**
Total Liabilities	**314**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(700)
Total Retained Earnings	(561)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,392**
Non Controlling Interest	(43)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,349**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,663**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	573
Corporate Platforms	468
Investment Intelligence	77
Market Technology Revenues	-
Other Revenues	701
Total Revenues	**1,819**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,819**
Operating Expenses:	
Compensation and Benefits	399
Marketing and Advertising	30
Depr and Amortization	-
Professional and Contract Services	74
Computer Ops and Data Communication	113
Occupancy	61
Regulatory	22
General Administrative and Other	157
Merger Related Expenses Total	-
Total Operating Expenses	**857**
Operating Income	**962**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	962
Income Tax Provisions	**152**
Net Income	**810**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**810**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	180
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(35)
Margin Deposits & Default Fund	-
Total Current Assets	**145**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**145**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Liabilities	**(10)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(10)**
EQUITY	
Common Stock Total-W/IC	31
Common Stock in Treasury Total	-
Additional Paid in Capital	120
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	6
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**154**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**154**
Total Liabilities Non Controlling Interest and Stockholders Equity	**145**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	8
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**8**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**7**
Operating Income	**1**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	0
Income Tax Provisions	**-**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	295
Current restricted Cash and Cash equivalents	-
Other Current Assets	(476)
Margin Deposits & Default Fund	-
Total Current Assets	**75**
Long Term Assets:	
Total Property and Equipment - Net	912
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	96
Total Long Term Assets	**1,011**
Total Assets	**1,086**
LIABILITIES	
Total AP and Accrued Expenses	47
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	80
Deferred Revenue	6
Lease liability - current	31
Other Accrued Liabilities	21
Current Liabilities	**185**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	66
All Other Long Term Liabilities	-
Long Term Liabilities	**66**
Total Liabilities	**251**
EQUITY	
Common Stock Total-W/IC	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	36
Total Retained Earnings	156
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**834**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**834**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	1,364
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	36
Total Revenues	**1,401**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,401**
Operating Expenses:	
Compensation and Benefits	362
Marketing and Advertising	0
Depr and Amortization	122
Professional and Contract Services	174
Computer Ops and Data Communication	508
Occupancy	43
Regulatory	9
General Administrative and Other	148
Merger Related Expenses Total	-
Total Operating Expenses	**1,366**
Operating Income	**35**
Total Interest Income	0
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	31
Income Tax Provisions	**-**
Net Income	**31**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**31**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	226
Margin Deposits & Default Fund	-
Total Current Assets	**226**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(7)
Total Retained Earnings	206
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226**
Total Liabilities Non Controlling Interest and Stockholders Equity	**226**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	(22)
Total Revenues	**(22)**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**(22)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(21)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**(20)**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinetics AB
(in thousands, unaudited)

Notes: Entity merged in 09/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	9,446
Total Revenues	**9,446**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**9,446**
Operating Expenses:	
Compensation and Benefits	6,412
Marketing and Advertising	17
Depr and Amortization	-
Professional and Contract Services	473
Computer Ops and Data Communication	421
Occupancy	637
Regulatory	-
General Administrative and Other	100
Merger Related Expenses Total	227
Total Operating Expenses	**8,286**
Operating Income	**1,160**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,160
Income Tax Provisions	**236**
Net Income	**924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,403
Investments	-
Total Receivables - Net	23,652
Current restricted Cash and Cash equivalents	-
Other Current Assets	59,934
Margin Deposits & Default Fund	-
Total Current Assets	**84,989**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	86,877
Other Intangibles	64,649
Non Current Deferred Taxes	12
Other Long Term Assets	44,137
Right of use asset	-
Total Long Term Assets	**195,684**
Total Assets	**280,673**
LIABILITIES	
Total AP and Accrued Expenses	31,209
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	137
Deferred Revenue	11,342
Lease liability - current	-
Other Accrued Liabilities	(2,557)
Current Liabilities	**40,131**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,835
Non-current deferred revenue	645
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**14,479**
Total Liabilities	**54,610**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	14,599
Total Retained Earnings	(3,145)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226,063**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226,063**
Total Liabilities Non Controlling Interest and Stockholders Equity	**280,673**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	37,988
Other Revenues	156
Total Revenues	**38,144**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**38,144**
Operating Expenses:	
Compensation and Benefits	344
Marketing and Advertising	1
Depr and Amortization	5,609
Professional and Contract Services	2,394
Computer Ops and Data Communication	10,682
Occupancy	84
Regulatory	-
General Administrative and Other	12,823
Merger Related Expenses Total	387
Total Operating Expenses	**32,324**
Operating Income	**5,820**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(11,951)
Income from Unconsolidated Investees - net	(847)
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6,978)
Income Tax Provisions	**(4,129)**
Net Income	**(2,849)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,849)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	4,929
Total Revenues	**4,929**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**4,929**
Operating Expenses:	
Compensation and Benefits	3,184
Marketing and Advertising	2
Depr and Amortization	20
Professional and Contract Services	424
Computer Ops and Data Communication	275
Occupancy	356
Regulatory	-
General Administrative and Other	91
Merger Related Expenses Total	10
Total Operating Expenses	**4,362**
Operating Income	**566**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	566
Income Tax Provisions	**114**
Net Income	**453**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**453**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	81,064
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	33,966
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**115,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2)
Income Tax Provisions	**-**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	9,118
Investments	-
Total Receivables - Net	5,875
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,104
Margin Deposits & Default Fund	-
Total Current Assets	**17,097**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	8,267
Other Intangibles	37,652
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	18
Total Long Term Assets	**45,940**
Total Assets	**63,037**
LIABILITIES	
Total AP and Accrued Expenses	9,160
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	657
Deferred Revenue	12,280
Lease liability - current	19
Other Accrued Liabilities	(48)
Current Liabilities	**22,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,652
Non-current deferred revenue	156
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,808**
Total Liabilities	**28,875**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	735
Total Retained Earnings	(10,498)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,163**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,163**
Total Liabilities Non Controlling Interest and Stockholders Equity	**63,037**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	16,278
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**16,278**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**16,278**
Operating Expenses:	
Compensation and Benefits	6,667
Marketing and Advertising	486
Depr and Amortization	3,008
Professional and Contract Services	41
Computer Ops and Data Communication	46
Occupancy	863
Regulatory	-
General Administrative and Other	7,501
Merger Related Expenses Total	-
Total Operating Expenses	**18,613**
Operating Income	**(2,335)**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(8)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,317)
Income Tax Provisions	**(412)**
Net Income	**(1,905)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,905)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	4,924
Investments	-
Total Receivables - Net	4,887
Current restricted Cash and Cash equivalents	-
Other Current Assets	134
Margin Deposits & Default Fund	-
Total Current Assets	**9,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,593
Other Intangibles	4,189
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5,782**
Total Assets	**15,726**
LIABILITIES	
Total AP and Accrued Expenses	7,760
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	69
Deferred Revenue	1,678
Lease liability - current	-
Other Accrued Liabilities	79
Current Liabilities	**9,586**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,257
Non-current deferred revenue	82
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,338**
Total Liabilities	**10,924**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(11)
Total Retained Earnings	(1,527)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,803**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,803**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,726**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	1,779
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,779**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,779**
Operating Expenses:	
Compensation and Benefits	630
Marketing and Advertising	(1)
Depr and Amortization	318
Professional and Contract Services	35
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	-
General Administrative and Other	1,098
Merger Related Expenses Total	-
Total Operating Expenses	**2,080**
Operating Income	**(301)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(301)
Income Tax Provisions	**(68)**
Net Income	**(233)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(233)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	11,394
Current restricted Cash and Cash equivalents	-
Other Current Assets	344
Margin Deposits & Default Fund	-
Total Current Assets	**11,738**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,409
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,409**
Total Assets	**13,147**
LIABILITIES	
Total AP and Accrued Expenses	11,396
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	115
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(85)
Current Liabilities	**11,426**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**11,426**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	1,729
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,721**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,147**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,171
Total Revenues	**1,171**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,171**
Operating Expenses:	
Compensation and Benefits	1,007
Marketing and Advertising	27
Depr and Amortization	-
Professional and Contract Services	21
Computer Ops and Data Communication	2
Occupancy	-
Regulatory	-
General Administrative and Other	54
Merger Related Expenses Total	-
Total Operating Expenses	**1,112**
Operating Income	**59**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	59
Income Tax Provisions	**0**
Net Income	**59**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**59**

Nasdaq, Inc.
Unconsolidated Balance Sheet -HXSquare
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (23.39% owned, directly or indirectly, by Nasdaq, Inc)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	190
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(706)
Margin Deposits & Default Fund	-
Total Current Assets	**(516)**
Long Term Assets:	
Total Property and Equipment - Net	408
Goodwill	1,885
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,293**
Total Assets	**1,778**
LIABILITIES	
Total AP and Accrued Expenses	58
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	95
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(6)
Current Liabilities	**147**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	191
Long Term Liabilities	**191**
Total Liabilities	**337**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(163)
Total Retained Earnings	(1,139)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,440**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,440**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,778**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,021
Total Revenues	**1,021**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,021**
Operating Expenses:	
Compensation and Benefits	611
Marketing and Advertising	-
Depr and Amortization	119
Professional and Contract Services	171
Computer Ops and Data Communication	0
Occupancy	69
Regulatory	-
General Administrative and Other	42
Merger Related Expenses Total	-
Total Operating Expenses	**1,012**
Operating Income	**10**
Total Interest Income	-
Total Interest Expense	(13)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(3)
Income Tax Provisions	-
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium AB
(in thousands, unaudited)

Notes: Entity merged in 09/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium Ltd
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned, 40% owned throughout 2020 (0% owned, as of December 31, 2020)

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	890
Investments	-
Total Receivables - Net	704
Current restricted Cash and Cash equivalents	-
Other Current Assets	15
Margin Deposits & Default Fund	-
Total Current Assets	**1,609**
Long Term Assets:	
Total Property and Equipment - Net	127
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	53
Total Long Term Assets	**180**
Total Assets	**1,788**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	178
Deferred Revenue	-
Lease liability - current	53
Other Accrued Liabilities	-
Current Liabilities	**232**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**232**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	73
Total Retained Earnings	1,296
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,556**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,556**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,519
Total Revenues	**2,519**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,519**
Operating Expenses:	
Compensation and Benefits	1,030
Marketing and Advertising	-
Depr and Amortization	65
Professional and Contract Services	527
Computer Ops and Data Communication	0
Occupancy	88
Regulatory	-
General Administrative and Other	(87)
Merger Related Expenses Total	-
Total Operating Expenses	**1,623**
Operating Income	**896**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	896
Income Tax Provisions	**88**
Net Income	**808**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**808**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,492
Investments	-
Total Receivables - Net	3,369
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,030)
Margin Deposits & Default Fund	-
Total Current Assets	**1,832**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,832**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(224)
Current Liabilities	**(224)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(224)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	371
Total Retained Earnings	162
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,056**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,056**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,832**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	3,839
Other Revenues	(0)
Total Revenues	**3,839**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,839**
Operating Expenses:	
Compensation and Benefits	26
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	3,776
Computer Ops and Data Communication	-
Occupancy	3
Regulatory	-
General Administrative and Other	31
Merger Related Expenses Total	-
Total Operating Expenses	**3,836**
Operating Income	**2**
Total Interest Income	-
Total Interest Expense	(24)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(22)
Income Tax Provisions	**187**
Net Income	**(209)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(209)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	428
Other Revenues	94
Total Revenues	**521**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**521**
Operating Expenses:	
Compensation and Benefits	663
Marketing and Advertising	0
Depr and Amortization	46
Professional and Contract Services	174
Computer Ops and Data Communication	59
Occupancy	164
Regulatory	-
General Administrative and Other	50
Merger Related Expenses Total	330
Total Operating Expenses	**1,487**
Operating Income	**(966)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(966)
Income Tax Provisions	**0**
Net Income	**(966)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(966)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	76
Current restricted Cash and Cash equivalents	-
Other Current Assets	145
Margin Deposits & Default Fund	-
Total Current Assets	**222**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,509
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,509**
Total Assets	**1,731**
LIABILITIES	
Total AP and Accrued Expenses	(75)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**(75)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(75)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,426
Accumulated Other Comprehensive Income/(Loss)	165
Total Retained Earnings	215
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,806**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,806**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,731**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	4
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(8)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(8)
Merger Related Expenses Total	-
Total Operating Expenses	**(11)**
Operating Income	**11**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	11
Income Tax Provisions	**-**
Net Income	**11**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**11**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	740
Investments	-
Total Receivables - Net	1,985
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,931
Margin Deposits & Default Fund	-
Total Current Assets	**4,656**
Long Term Assets:	
Total Property and Equipment - Net	143
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	388
Total Long Term Assets	**532**
Total Assets	**5,188**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	624
Deferred Revenue	1,869
Lease liability - current	254
Other Accrued Liabilities	382
Current Liabilities	**3,161**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	136
All Other Long Term Liabilities	-
Long Term Liabilities	**136**
Total Liabilities	**3,297**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	70
Total Retained Earnings	808
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,890**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,890**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,188**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	6,935
Other Revenues	875
Total Revenues	**7,810**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**7,810**
Operating Expenses:	
Compensation and Benefits	2,183
Marketing and Advertising	4
Depr and Amortization	28
Professional and Contract Services	4,263
Computer Ops and Data Communication	40
Occupancy	269
Regulatory	-
General Administrative and Other	120
Merger Related Expenses Total	-
Total Operating Expenses	**6,907**
Operating Income	**903**
Total Interest Income	2
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	900
Income Tax Provisions	**94**
Net Income	**806**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**806**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(2,819)
Investments	-
Total Receivables - Net	12,282
Current restricted Cash and Cash equivalents	-
Other Current Assets	(548,800)
Margin Deposits & Default Fund	-
Total Current Assets	**(539,337)**
Long Term Assets:	
Total Property and Equipment - Net	3,695
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	355
Other Long Term Assets	(3,202,710)
Right of use asset	26,360
Total Long Term Assets	**(3,172,300)**
Total Assets	**(3,711,637)**
LIABILITIES	
Total AP and Accrued Expenses	471
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,495
Deferred Revenue	-
Lease liability - current	6,160
Other Accrued Liabilities	447,465
Current Liabilities	**456,589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	20,200
All Other Long Term Liabilities	1,723
Long Term Liabilities	**21,923**
Total Liabilities	**478,512**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	309,481
Total Retained Earnings	(309,743)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(4,190,149)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,190,149)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,711,637)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	10,286
Total Revenues	**10,286**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**10,286**
Operating Expenses:	
Compensation and Benefits	6,164
Marketing and Advertising	5
Depr and Amortization	579
Professional and Contract Services	2,389
Computer Ops and Data Communication	142
Occupancy	6
Regulatory	-
General Administrative and Other	2,473
Merger Related Expenses Total	-
Total Operating Expenses	**11,758**
Operating Income	**(1,472)**
Total Interest Income	0
Total Interest Expense	(7,558)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	11,371
Income from Unconsolidated Investees - net	(424)
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,917
Income Tax Provisions	**26**
Net Income	**1,891**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,891**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**17**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	46,289
Other Intangibles	5,753
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Right of use asset	-
Total Long Term Assets	**57,484**
Total Assets	**57,501**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,726
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,726**
Total Liabilities	**1,726**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(8,005)
Total Retained Earnings	(13,966)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**55,775**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,775**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,501**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	737
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**737**
Operating Income	**(737)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(737)
Income Tax Provisions	**(223)**
Net Income	**(514)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(514)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,487
Investments	-
Total Receivables - Net	105
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,564
Margin Deposits & Default Fund	-
Total Current Assets	**3,156**
Long Term Assets:	
Total Property and Equipment - Net	803
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	4,685
Total Long Term Assets	**5,488**
Total Assets	**8,645**
LIABILITIES	
Total AP and Accrued Expenses	1,263
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	833
Deferred Revenue	-
Lease liability - current	872
Other Accrued Liabilities	(51)
Current Liabilities	**2,916**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	3,812
All Other Long Term Liabilities	192
Long Term Liabilities	**4,005**
Total Liabilities	**6,921**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/(Loss)	(36)
Total Retained Earnings	(2,057)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,724**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,724**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,645**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,675
Total Revenues	**6,675**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**6,675**
Operating Expenses:	
Compensation and Benefits	5,365
Marketing and Advertising	0
Depr and Amortization	314
Professional and Contract Services	197
Computer Ops and Data Communication	135
Occupancy	(41)
Regulatory	-
General Administrative and Other	276
Merger Related Expenses Total	-
Total Operating Expenses	**6,247**
Operating Income	**428**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	429
Income Tax Provisions	**(404)**
Net Income	**833**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**833**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	6,383
Investments	146,284
Total Receivables - Net	7,021
Current restricted Cash and Cash equivalents	-
Other Current Assets	87,291
Margin Deposits & Default Fund	3,942,487
Total Current Assets	**4,189,467**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	658,648
Right of use asset	-
Total Long Term Assets	**658,682**
Total Assets	**4,848,149**
LIABILITIES	
Total AP and Accrued Expenses	12,402
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,956
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3,937,678
Current Liabilities	**3,952,037**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	15
Long Term Liabilities	**15**
Total Liabilities	**3,952,051**
EQUITY	
Common Stock Total-W/IC	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	191,939
Total Retained Earnings	(436,824)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**896,098**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**896,098**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,848,149**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	42,984
Corporate Platforms	-
Investment Intelligence	487
Market Technology Revenues	5,200
Other Revenues	553
Total Revenues	**49,224**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**49,224**
Operating Expenses:	
Compensation and Benefits	6,716
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	3,436
Computer Ops and Data Communication	17,958
Occupancy	452
Regulatory	(60)
General Administrative and Other	(701)
Merger Related Expenses Total	274
Total Operating Expenses	**28,076**
Operating Income	**21,147**
Total Interest Income	(468)
Total Interest Expense	(269)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	159
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	20,569
Income Tax Provisions	**6,732**
Net Income	**13,837**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**13,837**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	332
Investments	-
Total Receivables - Net	6,915
Current restricted Cash and Cash equivalents	5,593
Other Current Assets	52,891
Margin Deposits & Default Fund	-
Total Current Assets	**65,731**
Long Term Assets:	
Total Property and Equipment - Net	160
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	822
Other Long Term Assets	158
Right of use asset	-
Total Long Term Assets	**1,139**
Total Assets	**66,870**
LIABILITIES	
Total AP and Accrued Expenses	347
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,194
Deferred Revenue	836
Lease liability - current	-
Other Accrued Liabilities	5,578
Current Liabilities	**9,955**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,891
Lease liability - non current	-
All Other Long Term Liabilities	8,485
Long Term Liabilities	**11,376**
Total Liabilities	**21,330**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(3,337)
Total Retained Earnings	(3,252)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**45,540**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**45,540**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,870**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	24,928
Corporate Platforms	13,081
Investment Intelligence	17,111
Market Technology Revenues	-
Other Revenues	2,483
Total Revenues	**57,602**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**57,602**
Operating Expenses:	
Compensation and Benefits	7,360
Marketing and Advertising	35
Depr and Amortization	57
Professional and Contract Services	2,135
Computer Ops and Data Communication	4,668
Occupancy	704
Regulatory	1,027
General Administrative and Other	1,072
Merger Related Expenses Total	9
Total Operating Expenses	**17,067**
Operating Income	**40,534**
Total Interest Income	23
Total Interest Expense	(44)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	40,514
Income Tax Provisions	**8,916**
Net Income	**31,599**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**31,599**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	13,676
Investments	-
Total Receivables - Net	1,846
Current restricted Cash and Cash equivalents	-
Other Current Assets	308
Margin Deposits & Default Fund	-
Total Current Assets	**15,830**
Long Term Assets:	
Total Property and Equipment - Net	2,155
Goodwill	744
Other Intangibles	-
Non Current Deferred Taxes	1,079
Other Long Term Assets	1,179
Right of use asset	634
Total Long Term Assets	**5,791**
Total Assets	**21,621**
LIABILITIES	
Total AP and Accrued Expenses	323
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,792
Deferred Revenue	-
Lease liability - current	864
Other Accrued Liabilities	(2,224)
Current Liabilities	**1,755**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	216
Long Term Liabilities	**216**
Total Liabilities	**1,971**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(2,680)
Total Retained Earnings	10,709
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19,650**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19,650**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,621**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	19,037
Total Revenues	**19,037**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**19,037**
Operating Expenses:	
Compensation and Benefits	8,849
Marketing and Advertising	5
Depr and Amortization	1,292
Professional and Contract Services	4,536
Computer Ops and Data Communication	655
Occupancy	1,195
Regulatory	-
General Administrative and Other	782
Merger Related Expenses Total	12
Total Operating Expenses	**17,325**
Operating Income	**1,711**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,711
Income Tax Provisions	**988**
Net Income	**723**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**723**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,260
Investments	-
Total Receivables - Net	3,676
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,978
Margin Deposits & Default Fund	-
Total Current Assets	**30,914**
Long Term Assets:	
Total Property and Equipment - Net	10,895
Goodwill	69,527
Other Intangibles	3,069
Non Current Deferred Taxes	33
Other Long Term Assets	416
Right of use asset	12,842
Total Long Term Assets	**96,781**
Total Assets	**127,695**
LIABILITIES	
Total AP and Accrued Expenses	1,674
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,005
Deferred Revenue	4,332
Lease liability - current	(519)
Other Accrued Liabilities	283
Current Liabilities	**6,774**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,373
Non-current deferred revenue	-
Lease liability - non current	14,902
All Other Long Term Liabilities	-
Long Term Liabilities	**20,275**
Total Liabilities	**27,049**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(14,940)
Total Retained Earnings	(21,106)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**100,646**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**100,646**
Total Liabilities Non Controlling Interest and Stockholders Equity	**127,695**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	35,089
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,680
Total Revenues	**41,769**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**41,769**
Operating Expenses:	
Compensation and Benefits	5,685
Marketing and Advertising	295
Depr and Amortization	3,304
Professional and Contract Services	5,218
Computer Ops and Data Communication	14,349
Occupancy	1,470
Regulatory	-
General Administrative and Other	1,116
Merger Related Expenses Total	264
Total Operating Expenses	**31,702**
Operating Income	**10,066**
Total Interest Income	36
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,102
Income Tax Provisions	**1,300**
Net Income	**8,803**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8,803**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,633
Investments	3,598
Total Receivables - Net	237
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,738
Margin Deposits & Default Fund	-
Total Current Assets	**18,207**
Long Term Assets:	
Total Property and Equipment - Net	39
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,303
Right of use asset	98
Total Long Term Assets	**7,444**
Total Assets	**25,651**
LIABILITIES	
Total AP and Accrued Expenses	7,860
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	172
Deferred Revenue	13
Lease liability - current	55
Other Accrued Liabilities	42
Current Liabilities	**8,143**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	43
All Other Long Term Liabilities	-
Long Term Liabilities	**43**
Total Liabilities	**8,185**
EQUITY	
Common Stock Total-W/IC	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	5,287
Total Retained Earnings	5,884
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,465**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,465**
Total Liabilities Non Controlling Interest and Stockholders Equity	**25,651**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,515
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,729
Total Revenues	**4,245**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**4,245**
Operating Expenses:	
Compensation and Benefits	770
Marketing and Advertising	9
Depr and Amortization	9
Professional and Contract Services	1,579
Computer Ops and Data Communication	806
Occupancy	110
Regulatory	207
General Administrative and Other	638
Merger Related Expenses Total	-
Total Operating Expenses	**4,126**
Operating Income	**119**
Total Interest Income	(22)
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(17)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	80
Income Tax Provisions	**63**
Net Income	**16**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**16**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	14,798
Investments	-
Total Receivables - Net	4,685
Current restricted Cash and Cash equivalents	-
Other Current Assets	166
Margin Deposits & Default Fund	-
Total Current Assets	**19,649**
Long Term Assets:	
Total Property and Equipment - Net	1,247
Goodwill	58,769
Other Intangibles	59,278
Non Current Deferred Taxes	(233)
Other Long Term Assets	-
Right of use asset	504
Total Long Term Assets	**119,565**
Total Assets	**139,213**
LIABILITIES	
Total AP and Accrued Expenses	1,315
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	653
Deferred Revenue	-
Lease liability - current	256
Other Accrued Liabilities	(678)
Current Liabilities	**1,546**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,764
Non-current deferred revenue	-
Lease liability - non current	247
All Other Long Term Liabilities	0
Long Term Liabilities	**16,012**
Total Liabilities	**17,558**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	11,056
Total Retained Earnings	(4,424)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**121,656**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**121,656**
Total Liabilities Non Controlling Interest and Stockholders Equity	**139,213**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	15,211
Corporate Platforms	-
Investment Intelligence	7,542
Market Technology Revenues	-
Other Revenues	41
Total Revenues	**22,794**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	**(14)**
Total Cost of Revenues	**(14)**
Revenues less Cost of Revenues	**22,780**
Operating Expenses:	
Compensation and Benefits	2,040
Marketing and Advertising	4
Depr and Amortization	5,342
Professional and Contract Services	3,605
Computer Ops and Data Communication	686
Occupancy	372
Regulatory	122
General Administrative and Other	348
Merger Related Expenses Total	-
Total Operating Expenses	**12,520**
Operating Income	**10,260**
Total Interest Income	76
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,337
Income Tax Provisions	**2,764**
Net Income	**7,573**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,573**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(558)
Investments	-
Total Receivables - Net	11,618
Current restricted Cash and Cash equivalents	-
Other Current Assets	(11,714)
Margin Deposits & Default Fund	-
Total Current Assets	**(654)**
Long Term Assets:	
Total Property and Equipment - Net	13,186
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**13,186**
Total Assets	**12,532**
LIABILITIES	
Total AP and Accrued Expenses	500
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,330
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	468
Current Liabilities	**5,298**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,298**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,200)
Total Retained Earnings	8,292
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,234**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,234**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	32
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	36,812
Other Revenues	4,518
Total Revenues	**41,362**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**41,362**
Operating Expenses:	
Compensation and Benefits	9,274
Marketing and Advertising	2
Depr and Amortization	5,380
Professional and Contract Services	4,805
Computer Ops and Data Communication	22,737
Occupancy	1,150
Regulatory	-
General Administrative and Other	(401)
Merger Related Expenses Total	-
Total Operating Expenses	**42,948**
Operating Income	**(1,586)**
Total Interest Income	(7)
Total Interest Expense	(161)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	1,676
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(77)
Income Tax Provisions	**11**
Net Income	**(88)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(88)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	552
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	457
Margin Deposits & Default Fund	-
Total Current Assets	**1,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	393
Other Long Term Assets	22
Right of use asset	-
Total Long Term Assets	**416**
Total Assets	**1,425**
LIABILITIES	
Total AP and Accrued Expenses	38
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	296
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	116
Current Liabilities	**450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,917
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,917**
Total Liabilities	**2,367**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(313)
Total Retained Earnings	(629)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(942)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(942)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,425**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,082
Total Revenues	**1,082**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,082**
Operating Expenses:	
Compensation and Benefits	1,287
Marketing and Advertising	0
Depr and Amortization	-
Professional and Contract Services	56
Computer Ops and Data Communication	5
Occupancy	104
Regulatory	-
General Administrative and Other	67
Merger Related Expenses Total	(92)
Total Operating Expenses	**1,427**
Operating Income	**(345)**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(345)
Income Tax Provisions	**20**
Net Income	**(365)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(365)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	398
Investments	-
Total Receivables - Net	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,173
Margin Deposits & Default Fund	-
Total Current Assets	**2,571**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**23**
Total Assets	**2,594**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	290
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(26)
Current Liabilities	**298**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	655
Long Term Liabilities	**655**
Total Liabilities	**953**
EQUITY	
Common Stock Total-W/IC	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	85
Total Retained Earnings	1,241
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,641**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,641**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,594**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,752
Total Revenues	**1,752**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,752**
Operating Expenses:	
Compensation and Benefits	1,396
Marketing and Advertising	0
Depr and Amortization	(9)
Professional and Contract Services	8
Computer Ops and Data Communication	12
Occupancy	85
Regulatory	-
General Administrative and Other	145
Merger Related Expenses Total	-
Total Operating Expenses	**1,637**
Operating Income	**115**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	115
Income Tax Provisions	**48**
Net Income	**66**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**66**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	689
Investments	-
Total Receivables - Net	4,094
Current restricted Cash and Cash equivalents	5,602
Other Current Assets	48,621
Margin Deposits & Default Fund	-
Total Current Assets	**59,006**
Long Term Assets:	
Total Property and Equipment - Net	89
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	34
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,711**
Total Assets	**67,717**
LIABILITIES	
Total AP and Accrued Expenses	205
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,437
Deferred Revenue	946
Lease liability - current	-
Other Accrued Liabilities	10,916
Current Liabilities	**13,503**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,488
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,488**
Total Liabilities	**14,991**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(9,320)
Total Retained Earnings	69,793
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,580**
Non Controlling Interest	146
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,726**
Total Liabilities Non Controlling Interest and Stockholders Equity	**67,717**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	20,085
Corporate Platforms	6,966
Investment Intelligence	11,063
Market Technology Revenues	-
Other Revenues	479
Total Revenues	**38,593**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**38,593**
Operating Expenses:	
Compensation and Benefits	3,584
Marketing and Advertising	28
Depr and Amortization	46
Professional and Contract Services	3,111
Computer Ops and Data Communication	3,542
Occupancy	434
Regulatory	451
General Administrative and Other	532
Merger Related Expenses Total	-
Total Operating Expenses	**11,728**
Operating Income	**26,865**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(18,800)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8,065
Income Tax Provisions	**5,621**
Net Income	**2,445**
Net (income) expense attributable to noncontrolling interests	(35)
Net Income attributable to Nasdaq, Inc.	**2,409**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(7,098)
Investments	-
Total Receivables - Net	3,089,474
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,784
Margin Deposits & Default Fund	-
Total Current Assets	**3,087,160**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	43
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,704)**
Total Assets	**(1,070,545)**
LIABILITIES	
Total AP and Accrued Expenses	17,183
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	439
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	57,000
Current Liabilities	**74,622**
Total Long Term Debt	-
Non Current Deferred Tax Liability	618
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**618**
Total Liabilities	**75,240**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,413,395
Total Retained Earnings	(414,073)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,145,785)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,145,785)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,070,545)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,503
Total Revenues	**3,503**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,503**
Operating Expenses:	
Compensation and Benefits	2,321
Marketing and Advertising	14
Depr and Amortization	-
Professional and Contract Services	275
Computer Ops and Data Communication	92
Occupancy	186
Regulatory	-
General Administrative and Other	325
Merger Related Expenses Total	-
Total Operating Expenses	**3,213**
Operating Income	**290**
Total Interest Income	42
Total Interest Expense	(149)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	183
Income Tax Provisions	**21**
Net Income	**162**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**162**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	86
Investments	-
Total Receivables - Net	33
Current restricted Cash and Cash equivalents	-
Other Current Assets	40,327
Margin Deposits & Default Fund	-
Total Current Assets	**40,446**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**92,575**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	148,598
Current Liabilities	**148,622**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**148,622**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	21,420
Total Retained Earnings	(11,422)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(56,048)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(56,048)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**92,575**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	26
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**28**
Operating Income	**(28)**
Total Interest Income	120
Total Interest Expense	(2,626)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,535)
Income Tax Provisions	**(566)**
Net Income	**(1,969)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,969)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	142
Investments	-
Total Receivables - Net	398
Current restricted Cash and Cash equivalents	-
Other Current Assets	230,402
Margin Deposits & Default Fund	-
Total Current Assets	**230,942**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,254,683**
LIABILITIES	
Total AP and Accrued Expenses	398
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(560)
Current Liabilities	**(161)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	4,187,364
Long Term Liabilities	**4,187,364**
Total Liabilities	**4,187,203**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	197,447
Total Retained Earnings	93,435
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**67,480**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**67,480**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,254,683**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	98
Computer Ops and Data Communication	-
Occupancy	16
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**116**
Operating Income	**(116)**
Total Interest Income	2,497
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,380
Income Tax Provisions	**457**
Net Income	**1,924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,722
Investments	2,702
Total Receivables - Net	475
Current restricted Cash and Cash equivalents	-
Other Current Assets	44
Margin Deposits & Default Fund	-
Total Current Assets	**5,942**
Long Term Assets:	
Total Property and Equipment - Net	106
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	25
Other Long Term Assets	-
Right of use asset	172
Total Long Term Assets	**303**
Total Assets	**6,245**
LIABILITIES	
Total AP and Accrued Expenses	95
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	801
Deferred Revenue	415
Lease liability - current	102
Other Accrued Liabilities	166
Current Liabilities	**1,578**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	773
Lease liability - non current	70
All Other Long Term Liabilities	-
Long Term Liabilities	**844**
Total Liabilities	**2,422**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,148)
Total Retained Earnings	(918)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,823**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,823**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,050
Corporate Platforms	1,629
Investment Intelligence	221
Market Technology Revenues	44
Other Revenues	598
Total Revenues	**4,542**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**4,542**
Operating Expenses:	
Compensation and Benefits	2,259
Marketing and Advertising	26
Depr and Amortization	24
Professional and Contract Services	407
Computer Ops and Data Communication	605
Occupancy	212
Regulatory	37
General Administrative and Other	191
Merger Related Expenses Total	-
Total Operating Expenses	**3,760**
Operating Income	**781**
Total Interest Income	82
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	21
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	885
Income Tax Provisions	**174**
Net Income	**711**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**711**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	140
Investments	-
Total Receivables - Net	106
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,708
Margin Deposits & Default Fund	-
Total Current Assets	**7,954**
Long Term Assets:	
Total Property and Equipment - Net	180
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**180**
Total Assets	**8,134**
LIABILITIES	
Total AP and Accrued Expenses	329
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,270
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	369
Current Liabilities	**2,968**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,968**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(1,751)
Total Retained Earnings	6,917
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,166**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,166**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,134**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	18,472
Total Revenues	**18,472**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**18,472**
Operating Expenses:	
Compensation and Benefits	14,208
Marketing and Advertising	118
Depr and Amortization	149
Professional and Contract Services	1,510
Computer Ops and Data Communication	374
Occupancy	1,114
Regulatory	-
General Administrative and Other	514
Merger Related Expenses Total	-
Total Operating Expenses	**17,988**
Operating Income	**484**
Total Interest Income	21
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	506
Income Tax Provisions	**80**
Net Income	**426**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**426**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,161
Investments	-
Total Receivables - Net	23
Current restricted Cash and Cash equivalents	-
Other Current Assets	(197)
Margin Deposits & Default Fund	-
Total Current Assets	**987**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**988**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	47
Deferred Revenue	202
Lease liability - current	-
Other Accrued Liabilities	132
Current Liabilities	**384**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**384**
EQUITY	
Common Stock Total-W/IC	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	528
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**604**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**604**
Total Liabilities Non Controlling Interest and Stockholders Equity	**988**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,109
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,109**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,109**
Operating Expenses:	
Compensation and Benefits	323
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	46
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**410**
Operating Income	**699**
Total Interest Income	0
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	695
Income Tax Provisions	**118**
Net Income	**577**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**577**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,479
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	23,548
Margin Deposits & Default Fund	-
Total Current Assets	**25,027**
Long Term Assets:	
Total Property and Equipment - Net	54
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	14
Other Long Term Assets	30,036
Right of use asset	1,649
Total Long Term Assets	**31,753**
Total Assets	**56,780**
LIABILITIES	
Total AP and Accrued Expenses	221
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,659
Deferred Revenue	-
Lease liability - current	1,179
Other Accrued Liabilities	(18)
Current Liabilities	**4,042**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	496
All Other Long Term Liabilities	-
Long Term Liabilities	**496**
Total Liabilities	**4,538**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	46,348
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	5,902
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,242**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,242**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,780**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	14,612
Total Revenues	**14,612**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**14,612**
Operating Expenses:	
Compensation and Benefits	10,394
Marketing and Advertising	925
Depr and Amortization	8
Professional and Contract Services	612
Computer Ops and Data Communication	44
Occupancy	1,495
Regulatory	-
General Administrative and Other	826
Merger Related Expenses Total	17
Total Operating Expenses	**14,321**
Operating Income	**292**
Total Interest Income	1,040
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,332
Income Tax Provisions	**3**
Net Income	**1,329**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,329**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	0
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,237
Margin Deposits & Default Fund	-
Total Current Assets	**4,237**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,237**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	(40)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(55)
Total Retained Earnings	(99,591)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,237**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,237**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,237**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	0
Income Tax Provisions	**-**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	885
Investments	-
Total Receivables - Net	13,105
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,067
Margin Deposits & Default Fund	-
Total Current Assets	**24,056**
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	1,530
Other Intangibles	-
Non Current Deferred Taxes	453
Other Long Term Assets	833,546
Right of use asset	-
Total Long Term Assets	**835,542**
Total Assets	**859,598**
LIABILITIES	
Total AP and Accrued Expenses	13,979
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	341
Deferred Revenue	3,540
Lease liability - current	-
Other Accrued Liabilities	1,631
Current Liabilities	**19,491**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**19,491**
EQUITY	
Common Stock Total-W/IC	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	41,239
Total Retained Earnings	(347,818)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**839,901**
Non Controlling Interest	206
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**840,107**
Total Liabilities Non Controlling Interest and Stockholders Equity	**859,598**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	163
Corporate Platforms	7,315
Investment Intelligence	0
Market Technology Revenues	-
Other Revenues	1,537
Total Revenues	**9,015**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,015**
Operating Expenses:	
Compensation and Benefits	1,304
Marketing and Advertising	4
Depr and Amortization	0
Professional and Contract Services	355
Computer Ops and Data Communication	149
Occupancy	213
Regulatory	13
General Administrative and Other	823
Merger Related Expenses Total	-
Total Operating Expenses	**2,860**
Operating Income	**6,155**
Total Interest Income	1
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	18,800
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	24,946
Income Tax Provisions	**1,237**
Net Income	**23,709**
Net (income) expense attributable to noncontrolling interests	(85)
Net Income attributable to Nasdaq, Inc.	**23,624**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	687
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,169
Margin Deposits & Default Fund	-
Total Current Assets	**12,856**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	221
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**221**
Total Assets	**13,077**
LIABILITIES	
Total AP and Accrued Expenses	92
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,195
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Liabilities	**1,286**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	11
Long Term Liabilities	**11**
Total Liabilities	**1,297**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,032)
Total Retained Earnings	(26,149)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,781**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,781**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,077**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,033
Total Revenues	**6,033**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**6,033**
Operating Expenses:	
Compensation and Benefits	4,810
Marketing and Advertising	60
Depr and Amortization	-
Professional and Contract Services	161
Computer Ops and Data Communication	147
Occupancy	395
Regulatory	-
General Administrative and Other	264
Merger Related Expenses Total	3
Total Operating Expenses	**5,839**
Operating Income	**194**
Total Interest Income	21
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	215
Income Tax Provisions	-
Net Income	**215**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**215**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,362
Investments	-
Total Receivables - Net	1,964
Current restricted Cash and Cash equivalents	1,216
Other Current Assets	238
Margin Deposits & Default Fund	-
Total Current Assets	**15,780**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	5,809
Other Intangibles	1,247
Non Current Deferred Taxes	12
Other Long Term Assets	32
Right of use asset	-
Total Long Term Assets	**7,157**
Total Assets	**22,937**
LIABILITIES	
Total AP and Accrued Expenses	1,497
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,494
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	1,287
Current Liabilities	**4,278**
Total Long Term Debt	-
Non Current Deferred Tax Liability	312
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	28
Long Term Liabilities	**340**
Total Liabilities	**4,618**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(6,565)
Total Retained Earnings	9,182
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,319**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,319**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,937**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	9,461
Corporate Platforms	-
Investment Intelligence	2,200
Market Technology Revenues	-
Other Revenues	490
Total Revenues	**12,151**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**12,207**
Operating Expenses:	
Compensation and Benefits	3,715
Marketing and Advertising	106
Depr and Amortization	8
Professional and Contract Services	1,487
Computer Ops and Data Communication	3,331
Occupancy	380
Regulatory	(12)
General Administrative and Other	106
Merger Related Expenses Total	-
Total Operating Expenses	**9,120**
Operating Income	**3,087**
Total Interest Income	39
Total Interest Expense	(20)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,106
Income Tax Provisions	**930**
Net Income	**2,176**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,176**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,688
Investments	-
Total Receivables - Net	318
Current restricted Cash and Cash equivalents	940
Other Current Assets	4,992
Margin Deposits & Default Fund	-
Total Current Assets	**7,937**
Long Term Assets:	
Total Property and Equipment - Net	1,105
Goodwill	10,008
Other Intangibles	541
Non Current Deferred Taxes	1,291
Other Long Term Assets	-
Right of use asset	827
Total Long Term Assets	**13,772**
Total Assets	**21,709**
LIABILITIES	
Total AP and Accrued Expenses	431
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,546
Deferred Revenue	314
Lease liability - current	735
Other Accrued Liabilities	734
Current Liabilities	**6,759**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(68)
Non-current deferred revenue	-
Lease liability - non current	145
All Other Long Term Liabilities	290
Long Term Liabilities	**367**
Total Liabilities	**7,126**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(1,783)
Total Retained Earnings	14,673
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,584**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,584**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,709**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	3,943
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	16,119
Total Revenues	**20,062**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**20,062**
Operating Expenses:	
Compensation and Benefits	12,561
Marketing and Advertising	26
Depr and Amortization	608
Professional and Contract Services	4,536
Computer Ops and Data Communication	278
Occupancy	620
Regulatory	-
General Administrative and Other	547
Merger Related Expenses Total	25
Total Operating Expenses	**19,201**
Operating Income	**861**
Total Interest Income	5
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	862
Income Tax Provisions	**247**
Net Income	**615**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**615**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	757
Investments	-
Total Receivables - Net	75
Current restricted Cash and Cash equivalents	916
Other Current Assets	659
Margin Deposits & Default Fund	-
Total Current Assets	**2,407**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	39
Other Long Term Assets	(0)
Right of use asset	46
Total Long Term Assets	**88**
Total Assets	**2,496**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	101
Deferred Revenue	14
Lease liability - current	26
Other Accrued Liabilities	152
Current Liabilities	**319**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	122
Lease liability - non current	20
All Other Long Term Liabilities	-
Long Term Liabilities	**142**
Total Liabilities	**461**
EQUITY	
Common Stock Total-W/IC	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(504)
Total Retained Earnings	(1,058)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,035**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,496**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	316
Corporate Platforms	422
Investment Intelligence	17
Market Technology Revenues	-
Other Revenues	745
Total Revenues	**1,501**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,501**
Operating Expenses:	
Compensation and Benefits	467
Marketing and Advertising	32
Depr and Amortization	1
Professional and Contract Services	50
Computer Ops and Data Communication	103
Occupancy	33
Regulatory	30
General Administrative and Other	126
Merger Related Expenses Total	-
Total Operating Expenses	**842**
Operating Income	**659**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	659
Income Tax Provisions	**133**
Net Income	**525**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**525**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

Notes: Entity established 12/2020 - No Data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	3,171
Investments	22,236
Total Receivables - Net	23,275
Current restricted Cash and Cash equivalents	-
Other Current Assets	183,250
Margin Deposits & Default Fund	-
Total Current Assets	**231,933**
Long Term Assets:	
Total Property and Equipment - Net	4,309
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	281
Other Long Term Assets	6
Right of use asset	-
Total Long Term Assets	**4,596**
Total Assets	**236,529**
LIABILITIES	
Total AP and Accrued Expenses	66,289
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,482
Deferred Revenue	9,425
Lease liability - current	-
Other Accrued Liabilities	6,041
Current Liabilities	**93,237**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	19,294
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**19,294**
Total Liabilities	**112,530**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(35,202)
Total Retained Earnings	146,227
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**123,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**123,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,529**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	95,723
Corporate Platforms	45,808
Investment Intelligence	48,739
Market Technology Revenues	16,254
Other Revenues	2,896
Total Revenues	**209,420**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**209,420**
Operating Expenses:	
Compensation and Benefits	30,267
Marketing and Advertising	628
Depr and Amortization	239
Professional and Contract Services	10,423
Computer Ops and Data Communication	29,666
Occupancy	2,075
Regulatory	(2,817)
General Administrative and Other	5,778
Merger Related Expenses Total	21
Total Operating Expenses	**76,278**
Operating Income	**133,142**
Total Interest Income	50
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(44,853)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	88,338
Income Tax Provisions	**18,745**
Net Income	**69,593**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**69,593**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	579
Investments	-
Total Receivables - Net	66
Current restricted Cash and Cash equivalents	913
Other Current Assets	1,472
Margin Deposits & Default Fund	-
Total Current Assets	**3,030**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	13
Other Long Term Assets	150
Right of use asset	102
Total Long Term Assets	**320**
Total Assets	**3,350**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	102
Deferred Revenue	-
Lease liability - current	33
Other Accrued Liabilities	(3)
Current Liabilities	**145**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	136
Lease liability - non current	70
All Other Long Term Liabilities	-
Long Term Liabilities	**206**
Total Liabilities	**350**
EQUITY	
Common Stock Total-W/IC	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(977)
Total Retained Earnings	(7,154)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,350**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	467
Corporate Platforms	453
Investment Intelligence	132
Market Technology Revenues	-
Other Revenues	709
Total Revenues	**1,761**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,761**
Operating Expenses:	
Compensation and Benefits	429
Marketing and Advertising	28
Depr and Amortization	14
Professional and Contract Services	78
Computer Ops and Data Communication	106
Occupancy	39
Regulatory	12
General Administrative and Other	156
Merger Related Expenses Total	-
Total Operating Expenses	**862**
Operating Income	**899**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	900
Income Tax Provisions	**153**
Net Income	**747**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**747**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	367
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(79)
Margin Deposits & Default Fund	-
Total Current Assets	**288**
Long Term Assets:	
Total Property and Equipment - Net	99
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	875
Right of use asset	-
Total Long Term Assets	**974**
Total Assets	**1,262**
LIABILITIES	
Total AP and Accrued Expenses	63
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	293
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(24)
Current Liabilities	**332**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**332**
EQUITY	
Common Stock Total-W/IC	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(122)
Total Retained Earnings	211
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**930**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**930**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,262**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	0
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,303
Total Revenues	**3,303**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,303**
Operating Expenses:	
Compensation and Benefits	2,630
Marketing and Advertising	18
Depr and Amortization	28
Professional and Contract Services	56
Computer Ops and Data Communication	-
Occupancy	238
Regulatory	-
General Administrative and Other	159
Merger Related Expenses Total	-
Total Operating Expenses	**3,129**
Operating Income	**175**
Total Interest Income	-
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	169
Income Tax Provisions	**104**
Net Income	**65**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**65**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	7,174
Investments	-
Total Receivables - Net	125,953
Current restricted Cash and Cash equivalents	-
Other Current Assets	(185,560)
Margin Deposits & Default Fund	-
Total Current Assets	**(52,433)**
Long Term Assets:	
Total Property and Equipment - Net	94,155
Goodwill	5,729
Other Intangibles	-
Non Current Deferred Taxes	1,308
Other Long Term Assets	494,578
Right of use asset	11,034
Total Long Term Assets	**606,804**
Total Assets	**554,371**
LIABILITIES	
Total AP and Accrued Expenses	7,901
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	26,965
Deferred Revenue	35,268
Lease liability - current	2,603
Other Accrued Liabilities	9,610
Current Liabilities	**82,345**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,085
Lease liability - non current	9,876
All Other Long Term Liabilities	50,593
Long Term Liabilities	**62,554**
Total Liabilities	**144,899**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	10,341
Total Retained Earnings	316,345
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**409,471**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**409,471**
Total Liabilities Non Controlling Interest and Stockholders Equity	**554,371**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(10)
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	203,065
Other Revenues	16,236
Total Revenues	**219,291**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**219,291**
Operating Expenses:	
Compensation and Benefits	64,154
Marketing and Advertising	167
Depr and Amortization	22,843
Professional and Contract Services	55,871
Computer Ops and Data Communication	23,752
Occupancy	7,747
Regulatory	-
General Administrative and Other	52,893
Merger Related Expenses Total	1,295
Total Operating Expenses	**228,722**
Operating Income	**(9,431)**
Total Interest Income	3
Total Interest Expense	(3,477)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	40,843
Income from Unconsolidated Investees - net	143
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	(305)
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	27,775
Income Tax Provisions	**5,703**
Net Income	**22,072**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**22,072**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,878
Total Revenues	**1,878**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,878**
Operating Expenses:	
Compensation and Benefits	1,364
Marketing and Advertising	-
Depr and Amortization	146
Professional and Contract Services	21
Computer Ops and Data Communication	86
Occupancy	111
Regulatory	-
General Administrative and Other	140
Merger Related Expenses Total	-
Total Operating Expenses	**1,867**
Operating Income	**11**
Total Interest Income	8
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	19
Income Tax Provisions	**31**
Net Income	**(12)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(12)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	235
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,795
Margin Deposits & Default Fund	-
Total Current Assets	**3,030**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	411
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	133
Right of use asset	-
Total Long Term Assets	**567**
Total Assets	**3,597**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	312
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12
Current Liabilities	**359**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**359**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,243)
Total Retained Earnings	3,859
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,238**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,238**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,597**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,006
Total Revenues	**1,006**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,006**
Operating Expenses:	
Compensation and Benefits	614
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	198
Computer Ops and Data Communication	12
Occupancy	63
Regulatory	-
General Administrative and Other	48
Merger Related Expenses Total	-
Total Operating Expenses	**937**
Operating Income	**69**
Total Interest Income	13
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	82
Income Tax Provisions	**(46)**
Net Income	**128**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**128**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	130
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	13
Other Current Assets	814
Margin Deposits & Default Fund	-
Total Current Assets	**957**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	258
Total Long Term Assets	**266**
Total Assets	**1,223**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	357
Deferred Revenue	-
Lease liability - current	46
Other Accrued Liabilities	(18)
Current Liabilities	**416**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	213
All Other Long Term Liabilities	-
Long Term Liabilities	**213**
Total Liabilities	**628**
EQUITY	
Common Stock Total-W/IC	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(508)
Total Retained Earnings	954
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**595**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**595**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,223**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,457
Total Revenues	**1,457**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,457**
Operating Expenses:	
Compensation and Benefits	1,002
Marketing and Advertising	4
Depr and Amortization	4
Professional and Contract Services	18
Computer Ops and Data Communication	6
Occupancy	63
Regulatory	-
General Administrative and Other	70
Merger Related Expenses Total	-
Total Operating Expenses	**1,166**
Operating Income	**291**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	292
Income Tax Provisions	**60**
Net Income	**231**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**231**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	35
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**50**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**50**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	18
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Current Liabilities	**20**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**20**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(58)
Total Retained Earnings	46
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**31**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31**
Total Liabilities Non Controlling Interest and Stockholders Equity	**50**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	127
Total Revenues	**127**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**127**
Operating Expenses:	
Compensation and Benefits	88
Marketing and Advertising	-
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**122**
Operating Income	**5**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	5
Income Tax Provisions	**2**
Net Income	**3**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	122,147
Investments	16,463
Total Receivables - Net	5,350
Current restricted Cash and Cash equivalents	-
Other Current Assets	104,618
Margin Deposits & Default Fund	-
Total Current Assets	**248,578**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,809
Right of use asset	-
Total Long Term Assets	**701,809**
Total Assets	**950,387**
LIABILITIES	
Total AP and Accrued Expenses	128
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	461
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(112,521)
Current Liabilities	**(111,932)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	40
Long Term Liabilities	**40**
Total Liabilities	**(111,893)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(61,975)
Total Retained Earnings	156,082
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,062,279**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,062,279**
Total Liabilities Non Controlling Interest and Stockholders Equity	**950,387**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	713
Total Revenues	**713**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**713**
Operating Expenses:	
Compensation and Benefits	1,495
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	229
Computer Ops and Data Communication	231
Occupancy	105
Regulatory	-
General Administrative and Other	(14,155)
Merger Related Expenses Total	-
Total Operating Expenses	**(12,094)**
Operating Income	**12,807**
Total Interest Income	10,362
Total Interest Expense	(2,822)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	37
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	20,383
Income Tax Provisions	**4,592**
Net Income	**15,791**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**15,791**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	654
Investments	-
Total Receivables - Net	3
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,154
Margin Deposits & Default Fund	-
Total Current Assets	**6,810**
Long Term Assets:	
Total Property and Equipment - Net	1,216
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	-
Right of use asset	1,457
Total Long Term Assets	**2,736**
Total Assets	**9,547**
LIABILITIES	
Total AP and Accrued Expenses	409
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,950
Deferred Revenue	-
Lease liability - current	992
Other Accrued Liabilities	(401)
Current Liabilities	**3,951**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	465
All Other Long Term Liabilities	-
Long Term Liabilities	**465**
Total Liabilities	**4,416**
EQUITY	
Common Stock Total-W/IC	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	210
Total Retained Earnings	3,665
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,131**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,131**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,547**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(0)
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	12,249
Other Revenues	9,936
Total Revenues	**22,185**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,185**
Operating Expenses:	
Compensation and Benefits	13,773
Marketing and Advertising	40
Depr and Amortization	371
Professional and Contract Services	3,143
Computer Ops and Data Communication	963
Occupancy	1,374
Regulatory	-
General Administrative and Other	673
Merger Related Expenses Total	1
Total Operating Expenses	**20,339**
Operating Income	**1,846**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,846
Income Tax Provisions	**368**
Net Income	**1,478**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,478**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,111
Investments	-
Total Receivables - Net	6,091
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,906
Margin Deposits & Default Fund	-
Total Current Assets	**10,108**
Long Term Assets:	
Total Property and Equipment - Net	2,402
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	15
Other Long Term Assets	565
Right of use asset	-
Total Long Term Assets	**2,981**
Total Assets	**13,090**
LIABILITIES	
Total AP and Accrued Expenses	422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,054
Deferred Revenue	2,184
Lease liability - current	-
Other Accrued Liabilities	133
Current Liabilities	**3,793**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,793**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	1,177
Total Retained Earnings	1,138
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**9,297**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,297**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,090**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	11,495
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	955
Other Revenues	(2,120)
Total Revenues	**10,330**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**10,330**
Operating Expenses:	
Compensation and Benefits	3,923
Marketing and Advertising	2
Depr and Amortization	4,485
Professional and Contract Services	(562)
Computer Ops and Data Communication	4,327
Occupancy	281
Regulatory	0
General Administrative and Other	177
Merger Related Expenses Total	-
Total Operating Expenses	**12,634**
Operating Income	**(2,304)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	2,574
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	270
Income Tax Provisions	**(9)**
Net Income	**279**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**279**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	34
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(13)
Margin Deposits & Default Fund	-
Total Current Assets	**21**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10**
Total Assets	**31**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	74
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(21)
Current Liabilities	**60**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**60**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	565
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	(593)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(29)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(29)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	617
Other Revenues	6
Total Revenues	**623**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**623**
Operating Expenses:	
Compensation and Benefits	424
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	23
Computer Ops and Data Communication	3
Occupancy	70
Regulatory	-
General Administrative and Other	23
Merger Related Expenses Total	4
Total Operating Expenses	**546**
Operating Income	**77**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	77
Income Tax Provisions	**7**
Net Income	**70**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**70**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(355)
Margin Deposits & Default Fund	-
Total Current Assets	**(358)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,215)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,241)
Total Retained Earnings	(354)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,215)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,215)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,215)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6)
Income Tax Provisions	**-**
Net Income	**(6)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	75
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	66,424
Margin Deposits & Default Fund	-
Total Current Assets	**66,499**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**139,235**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Current Liabilities	**32**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**32**
EQUITY	
Common Stock Total-W/IC	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	99,255
Total Retained Earnings	44,718
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**139,203**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**139,203**
Total Liabilities Non Controlling Interest and Stockholders Equity	**139,235**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	30
Computer Ops and Data Communication	-
Occupancy	1
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**34**
Operating Income	**(34)**
Total Interest Income	21
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(13)
Income Tax Provisions	**(56)**
Net Income	**43**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**43**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	121
Investments	-
Total Receivables - Net	16,641
Current restricted Cash and Cash equivalents	-
Other Current Assets	157,354
Margin Deposits & Default Fund	-
Total Current Assets	**174,116**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,407
Right of use asset	-
Total Long Term Assets	**1,407**
Total Assets	**175,523**
LIABILITIES	
Total AP and Accrued Expenses	23,358
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,270
Current Liabilities	**24,627**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**24,627**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(160,214)
Total Retained Earnings	67,679
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**150,895**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**150,895**
Total Liabilities Non Controlling Interest and Stockholders Equity	**175,523**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(226)
Merger Related Expenses Total	-
Total Operating Expenses	**(222)**
Operating Income	**222**
Total Interest Income	2,566
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,788
Income Tax Provisions	**635**
Net Income	**2,152**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,152**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,546
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	414,288
Margin Deposits & Default Fund	-
Total Current Assets	**415,834**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**659,248**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	790
Current Liabilities	**794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**794**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(42,227)
Total Retained Earnings	1,047
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**658,454**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**658,454**
Total Liabilities Non Controlling Interest and Stockholders Equity	**659,248**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**5**
Operating Income	**(5)**
Total Interest Income	2,309
Total Interest Expense	(27)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,276
Income Tax Provisions	**488**
Net Income	**1,788**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,788**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	520
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**556**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**556**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	14
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**553**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**553**
Total Liabilities Non Controlling Interest and Stockholders Equity	**556**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(8)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**(8)**
Operating Income	**8**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8
Income Tax Provisions	**-**
Net Income	**8**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	748
Investments	-
Total Receivables - Net	1,226
Current restricted Cash and Cash equivalents	-
Other Current Assets	51
Margin Deposits & Default Fund	-
Total Current Assets	**2,026**
Long Term Assets:	
Total Property and Equipment - Net	1,082
Goodwill	51,910
Other Intangibles	15,425
Non Current Deferred Taxes	-
Other Long Term Assets	33
Right of use asset	62
Total Long Term Assets	**68,512**
Total Assets	**70,538**
LIABILITIES	
Total AP and Accrued Expenses	348
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	845
Deferred Revenue	1,712
Lease liability - current	66
Other Accrued Liabilities	8,823
Current Liabilities	**11,794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,088
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,088**
Total Liabilities	**15,882**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(13,848)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**54,656**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**54,656**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,538**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	3,679
Market Technology Revenues	(4)
Other Revenues	-
Total Revenues	**3,675**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,675**
Operating Expenses:	
Compensation and Benefits	5,081
Marketing and Advertising	486
Depr and Amortization	1,747
Professional and Contract Services	1,568
Computer Ops and Data Communication	1,109
Occupancy	142
Regulatory	-
General Administrative and Other	326
Merger Related Expenses Total	105
Total Operating Expenses	**10,565**
Operating Income	**(6,890)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6,890)
Income Tax Provisions	**(431)**
Net Income	**(6,459)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,459)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	750
Investments	-
Total Receivables - Net	445
Current restricted Cash and Cash equivalents	-
Other Current Assets	231
Margin Deposits & Default Fund	-
Total Current Assets	**1,425**
Long Term Assets:	
Total Property and Equipment - Net	3,696
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,696**
Total Assets	**5,121**
LIABILITIES	
Total AP and Accrued Expenses	258
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(131)
Current Liabilities	**127**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**127**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/(Loss)	444
Total Retained Earnings	(220)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,505**
Non Controlling Interest	2,489
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,993**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,121**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	588
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**588**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**588**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	251
Professional and Contract Services	118
Computer Ops and Data Communication	35
Occupancy	246
Regulatory	0
General Administrative and Other	386
Merger Related Expenses Total	-
Total Operating Expenses	**1,037**
Operating Income	**(450)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(450)
Income Tax Provisions	**-**
Net Income	**(450)**
Net (income) expense attributable to noncontrolling interests	230
Net Income attributable to Nasdaq, Inc.	**(220)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	12
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,197
Margin Deposits & Default Fund	-
Total Current Assets	**2,322**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**35**
Total Assets	**2,357**
LIABILITIES	
Total AP and Accrued Expenses	225
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	298
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3)
Current Liabilities	**520**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**520**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(298)
Total Retained Earnings	2,135
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,837**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,837**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,357**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,604
Total Revenues	**1,604**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,604**
Operating Expenses:	
Compensation and Benefits	1,327
Marketing and Advertising	7
Depr and Amortization	6
Professional and Contract Services	173
Computer Ops and Data Communication	0
Occupancy	33
Regulatory	-
General Administrative and Other	46
Merger Related Expenses Total	-
Total Operating Expenses	**1,592**
Operating Income	**12**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	12
Income Tax Provisions	**27**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	220
Investments	-
Total Receivables - Net	3,855
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,331
Margin Deposits & Default Fund	-
Total Current Assets	**6,406**
Long Term Assets:	
Total Property and Equipment - Net	97
Goodwill	59,358
Other Intangibles	4,318
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**63,777**
Total Assets	**70,182**
LIABILITIES	
Total AP and Accrued Expenses	65
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	225
Deferred Revenue	776
Lease liability - current	-
Other Accrued Liabilities	296
Current Liabilities	**1,363**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,676
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	23,487
Long Term Liabilities	**25,163**
Total Liabilities	**26,526**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	1,777
Total Retained Earnings	(495)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43,657**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,182**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	364
Market Technology Revenues	3,192
Other Revenues	2,118
Total Revenues	**5,674**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,674**
Operating Expenses:	
Compensation and Benefits	1,978
Marketing and Advertising	12
Depr and Amortization	635
Professional and Contract Services	324
Computer Ops and Data Communication	114
Occupancy	195
Regulatory	-
General Administrative and Other	239
Merger Related Expenses Total	93
Total Operating Expenses	**3,589**
Operating Income	**2,085**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,086
Income Tax Provisions	**510**
Net Income	**1,576**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,576**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Services Ltd
(in thousands, unaudited)

Notes: No data in 2020 - divested 2/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

Notes: Entity merged in 11/2020 - No Data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	5,343
Investments	-
Total Receivables - Net	17,223
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,021
Margin Deposits & Default Fund	-
Total Current Assets	**41,586**
Long Term Assets:	
Total Property and Equipment - Net	11,888
Goodwill	12,305
Other Intangibles	-
Non Current Deferred Taxes	351
Other Long Term Assets	18,207
Right of use asset	-
Total Long Term Assets	**42,752**
Total Assets	**84,338**
LIABILITIES	
Total AP and Accrued Expenses	567
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,768
Deferred Revenue	513
Lease liability - current	-
Other Accrued Liabilities	(462)
Current Liabilities	**3,386**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	125
Long Term Liabilities	**125**
Total Liabilities	**3,511**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(7,802)
Total Retained Earnings	86,142
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**80,827**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**80,827**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,338**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	91,679
Other Revenues	84
Total Revenues	**91,763**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**91,763**
Operating Expenses:	
Compensation and Benefits	8,848
Marketing and Advertising	9
Depr and Amortization	2,774
Professional and Contract Services	17,276
Computer Ops and Data Communication	13,569
Occupancy	887
Regulatory	-
General Administrative and Other	4,741
Merger Related Expenses Total	-
Total Operating Expenses	**48,104**
Operating Income	**43,659**
Total Interest Income	64
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	43,723
Income Tax Provisions	**14,073**
Net Income	**29,649**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**29,649**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,236
Investments	-
Total Receivables - Net	2,540
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,486
Margin Deposits & Default Fund	-
Total Current Assets	**14,263**
Long Term Assets:	
Total Property and Equipment - Net	6,867
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	88
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,955**
Total Assets	**21,218**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,513
Deferred Revenue	1,399
Lease liability - current	-
Other Accrued Liabilities	(169)
Current Liabilities	**4,777**
Total Long Term Debt	-
Non Current Deferred Tax Liability	671
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	335
Long Term Liabilities	**1,006**
Total Liabilities	**5,783**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	5,529
Total Retained Earnings	8,539
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,435**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,218**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	10,880
Other Revenues	12,094
Total Revenues	**22,974**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**22,974**
Operating Expenses:	
Compensation and Benefits	9,615
Marketing and Advertising	6
Depr and Amortization	1,357
Professional and Contract Services	5,916
Computer Ops and Data Communication	139
Occupancy	472
Regulatory	-
General Administrative and Other	573
Merger Related Expenses Total	-
Total Operating Expenses	**18,078**
Operating Income	**4,896**
Total Interest Income	10
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	4,907
Income Tax Provisions	**1,126**
Net Income	**3,781**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,781**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	586
Investments	-
Total Receivables - Net	370
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,487)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,530)**
Long Term Assets:	
Total Property and Equipment - Net	1,145
Goodwill	-
Other Intangibles	16,054
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**17,387**
Total Assets	**5,856**
LIABILITIES	
Total AP and Accrued Expenses	561
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	261
Lease liability - current	-
Other Accrued Liabilities	(38)
Current Liabilities	**785**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,050
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,050**
Total Liabilities	**3,835**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(634)
Total Retained Earnings	(15,551)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,856**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	929
Other Revenues	556
Total Revenues	**1,485**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,485**
Operating Expenses:	
Compensation and Benefits	120
Marketing and Advertising	-
Depr and Amortization	1,894
Professional and Contract Services	2,887
Computer Ops and Data Communication	96
Occupancy	(10)
Regulatory	-
General Administrative and Other	422
Merger Related Expenses Total	-
Total Operating Expenses	**5,408**
Operating Income	**(3,923)**
Total Interest Income	-
Total Interest Expense	(147)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(4,070)
Income Tax Provisions	**(329)**
Net Income	**(3,741)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3,741)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	405
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**408**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	2,275
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,279**
Total Assets	**2,687**
LIABILITIES	
Total AP and Accrued Expenses	3,443
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**3,443**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,443**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(106)
Total Retained Earnings	(650)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(757)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(757)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,687**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	8
Professional and Contract Services	11
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Total Operating Expenses	**17**
Operating Income	**(17)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(17)
Income Tax Provisions	**-**
Net Income	**(17)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(17)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,741
Current restricted Cash and Cash equivalents	-
Other Current Assets	2
Margin Deposits & Default Fund	-
Total Current Assets	**2,743**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	1,509
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,515**
Total Assets	**4,258**
LIABILITIES	
Total AP and Accrued Expenses	4,423
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**4,423**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,423**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(78)
Total Retained Earnings	(87)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(165)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(165)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,258**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	9
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(9)
Income Tax Provisions	**-**
Net Income	**(9)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9)**

Nasdaq ISE, LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT I

FINANCIAL STATEMENTS

Nasdaq ISE, LLC
Year Ended December 31, 2020
With Report of Independent Accountants

Nasdaq ISE, LLC

Financial Statements

Year Ended December 31, 2020

Contents

Report of Independent Accountants..1

Financial Statements

Balance Sheet..2
Statement of Income..3
Statement of Changes in Member's Equity..4
Statement of Cash Flows..5
Notes to Financial Statements..6

Ernst & Young LLP
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New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Building a better working world

Review Report of Independent Accountants

The Board of Directors and Member
Nasdaq ISE, LLC

We have reviewed the accompanying financial statements of Nasdaq ISE, LLC, which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in conformity with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 16, 2021

Nasdaq ISE, LLC

Balance Sheet
(In Thousands)

December 31, 2020

Assets		
Receivables, net	$	19,029
Receivable from Nasdaq, Inc.		73,948
Investment in the OCC		89,236
Property and equipment, net		3,616
Other assets		3,646
Total assets	$	189,475
Liabilities and stockholder's equity		
Accounts payable and other accrued liabilities	$	1,328
Section 31 fees payable to the SEC		7,491
Accrued personnel costs		1,366
Total liabilities		10,185
Member's equity:		
Total member's equity		179,290
Total liabilities and member's equity	$	189,475

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Income

(In Thousands)

Year Ended December 31, 2020

Revenues:	
Market Services	$ 303,461
Investment Intelligence	16,128
Other revenue	201
Total revenues	319,790
Transaction-based expenses	
Transaction rebates	(171,654)
Brokerage, clearance, and exchange fees	(22,001)
Total transaction-based expenses	(193,655)
Revenues less transaction-based expenses	126,135
Operating expenses:	
Compensation and benefits	5,224
Depreciation and amortization	1,911
Professional and contract services	3,256
Computer operations and data communication	2,184
Provision for bad debt	1,283
Occupancy	1,303
Regulatory fees	655
General, administration, and other	3,345
Total operating expenses	19,161
Operating income	106,974
Income from investment in OCC	40,246
Net income	$ 147,220

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2020

Balance at December 31, 2019	$	147,374
Dividend to Parent		(115,000)
Impact of Adoption of ASU 2016-13		(304)
Net income		147,220
Balance at December 31, 2020	$	179,290

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 147,220
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,911
Share-based compensation	359
Income from investment in OCC	(40,246)
Provision for bad debt	1,283
Net change in operating assets and liabilities:	
Receivables, net	(5,918)
Receivable from Nasdaq, Inc.	11,741
Other current assets and other assets	(2,959)
Accounts payable and other accrued liabilities	201
Accrued personnel costs	(133)
Section 31 fees payable to the SEC	3,904
Deferred revenue	(259)
Other accrued liabilities and other liabilities	(831)
Net cash provided by operating activities	116,273
Cash flows from investing activities	
Purchases of property and equipment	(1,273)
Net cash used in investing activities	(1,273)
Cash flows from financing activities	
Dividend to Parent	(115,000)
Net cash used in financing activities	(115,000)
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Notes to Financial Statements

December 31, 2020

1. Nature of Operations

Nasdaq ISE, LLC ("ISE", the "Exchange", or "we"), formerly known as International Securities Exchange, LLC, is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of its capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. ISE was founded in September 1997 and received regulatory approval to become a national securities exchange in February 2000 and, in May 2000, formally commenced trading. As a Self-Regulatory Organization ("SRO"), ISE is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules. ISE is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. On January 1, 2020, we adopted ASU 2016-13, "Measurement of Credit Losses on Financial Instruments." Implementation of this standard is discussed below under "Recently Adopted Accounting Pronouncements." The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), ISE determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the reserve for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Balance Sheet was $65,000 as of December 31, 2020.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when ISE owns 20% to 50% of the outstanding voting stock of a company and when ISE is able to exercise significant influence over the operating and financial policies of a company. ISE records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. ISE evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in net income in the period the impairment occurs. See Note 3, "Equity Method Investment" for further discussion of ISE's equity method investment.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment, Net of Accumulated Depreciation

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Revenue Recognition

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Market Services

Transaction-based trading includes equity derivative trading revenues. ISE charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. ISE satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee

2. Summary of Significant Accounting Policies (continued)

schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as transaction-based expenses.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and other accrued liabilities* on the Balance Sheet.

ISE pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided. We also earn revenues from the sale of Competitive Market Maker ("CMM") trading rights. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over their useful life, estimated at 14 years as the performance obligation is met.

ISE also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Intelligence

Investment Intelligence includes market data revenues and index licensing revenues. The Exchange collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. These revenues are charged and recognized on a monthly or quarterly basis when earned.

The Exchange develops and licenses ISE branded indexes. Revenue consists of license fees from these branded, asset-based indexes. Asset-based licenses are also generally long-term agreements. Customers are charged based on a percentage of assets under management for licensed products, per the agreement, on a monthly or quarterly basis. These revenues are recognized over the term of the license agreement since the customer receives and consumes the benefit as ISEL provides the service. Revenue from index data subscriptions are recognized on a monthly basis.

Other Revenue

Other revenue is primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member. Also included are revenues related to services provided to an affiliate of ISE. Among those services provided are those relating to marketing, technology, and general administration. Revenues from these services are charged and recognized on a quarterly basis when earned. Other revenue includes interest earned on the Exchange's cash.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changed the impairment model for certain financial instruments. The new model is a forward-looking expected loss model and applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. The Exchange recorded a $0.3 million non-cash cumulative effect adjustment to member's equity on our opening Statement of Financial Condition as of January 1, 2020. At the date of adoption, the adjustment impacted by the standard related to an adjustment to trade receivables and other assets. The adoption did not have a material impact on the Exchange's financial statements.

3. Equity Method Investment

The carrying amount of ISE's equity method investment totaled $89.2 million as of December 31, 2020 and is included in *Investment in the OCC* on the Balance Sheet. As of December 31, 2020, ISE's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from ISE's equity method investment was $40.2 million in 2020 and is included in *Income from investment in OCC* in the Statement of Income.

4. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2020
	(In Thousands)
Software, internally developed / acquired	$ 7,878
Furniture, equipment, and leasehold improvements	2,819
Total property and equipment	10,697
Less – accumulated depreciation and amortization	(7,081)
Total property and equipment, net of accumulated depreciation	$ 3,616

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $1.2 million of costs during the year ended December 31,

4. Property and Equipment, Net (continued)

2020, included in *Property and equipment, net* on the Balance Sheet. At December 31, 2020, unamortized capitalized software development was $0.1 million.

For the year ended December 31, 2020, capitalized software amortization expense was $0.4 million, while total depreciation expense relating to all other property and equipment was $1.5 million. These amounts are included in *Depreciation and amortization expense* on the Statement of Income.

5. Deferred Revenue

The Exchange has sold 50 CMM trading rights as of December 31, 2020. No trading rights were sold during the year ended December 31, 2020. The CMM trading rights were sold pursuant to purchase agreements for $1.5 million each and the corresponding revenue is deferred and recognized on a straight-line basis over 14 years.

Changes in deferred revenue are as follows:

Beginning balance	$	259
Revenue recognized during the period		(259)
Ending balance	$	-

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

For periods after June 30, 2016, the Exchange's operating results are included in the consolidated federal income tax returns and applicable state and local income tax returns filed by Nasdaq. For periods prior to June 30, 2016, the Exchange's operating results were included in the federal and state and local returns filed by U.S. Exchange Holdings, Inc. ("UES"). Nasdaq's federal income tax returns for years 2017 through 2019 are subject to examination by the Internal Revenue Service ("IRS"). UES federal income tax returns for years 2012 through 2016 are currently under examination by the IRS. UES state and local tax returns are currently under examination for the years 2012 through 2016, and subject to examination for 2017 through 2019.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, the Exchange had two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. While the performance periods are complete for all PSUs granted under the one-year performance-based program, some shares underlying these PSUs have not vested.

Under the one -year performance-based program, an eligible employee received a target grant of PSUs but could have received from 0.0% to 150.0% of the target amount granted, depending on the achievement of performance measures. These awards vest ratably on an annual basis over a three-year period commencing with the end of the performance period. Compensation cost is recognized over the performance period and the three-year vesting period, taking into account an estimated forfeiture rate. The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three-year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

7. Share-Based Compensation (continued)

Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2020 was $0.4 million and is included in *Compensation and benefits* on the Statement of Income. At December 31, 2020, $0.7 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.8 years.

8. Related-Party Transactions

ISE engages in related party transactions with the Parent and its affiliates. Third party revenues earned by ISE are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by ISE are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

8. Related-Party Transactions (continued)

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Company in the amount of $5.2 million.

For the year ended December 31, 2020, occupancy expense totaled $1.3 million, which included a corporate allocation from Nasdaq for Nasdaq office space used by the Exchange's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *Occupancy* expense on the Statement of Income.

ISE, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $4.1 million for the year ended December 31, 2020.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. ISE incurred $2.9 million in transaction fees from NES for options contracts routed away from ISE. The Exchange also earns transaction and access fees from NES for options contracts routed to ISE, resulting in amounts receivable from affiliated companies. ISE assessed $0.3 million in transaction and access fees to NES for options contracts routed to ISE.

Effective June 30, 2016, the Exchange entered into a Regulatory Services Agreement ("RSA") between Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2020, $73.9 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on in accordance with Nasdaq's intercompany settlement policy. In 2020, the Exchange paid a dividend of $115 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

9. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between ISE, PHLX, EXCH, BX, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2020.

9. Commitments and Contingencies (continued)

General Litigation

ISE may be involved in litigation arising in the normal course of business. ISE is not a party to any litigation that management believes could have a material adverse effect on ISE's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2020.

Operating Leases

Rental expense was $0.6 million for the year ended December 31, 2020 and is reflected in *Occupancy* on the Statement of Income.

10. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which ISE competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, ISE must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If ISE is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, ISE's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

ISE is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. ISE's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Balance Sheet. ISE's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in

10. Risks and Uncertainties (continued)

the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect ISE's financial position and results of operations.

ISE's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that ISE submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on ISE's business, financial condition and operating results. ISE must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including ISE) in exchange for promissory notes that ISEL expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes ISE and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that ISEL would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $1.3 million provision for the promissory notes for the year ended December 31, 2020 and the amount is included in *Provision for bad debt* on the Statement of Income. At December 31, 2020, ISE holds $3.4 million, net of reserve, in promissory notes, from CAT NMS, LLC and the amount due is included in *Other assets* on the Balance Sheet.

11. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables, net* and *Receivable from Nasdaq, Inc.* approximate fair value due to the short-term nature of these assets. The Exchange's financial liabilities, which include *Accounts payable and other accrued liabilities*, *Section 31 fees payable to the SEC,* and *Accrued personnel costs,* are reported at their contractual amounts, which approximate fair value.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 16, 2021, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.